Exhibit 99.4

DUNDEE CORPORATION
Management’s Discussion and Analysis

Dundee Corporation (the “Company” or “Dundee Corporation” or “we”) is an asset management company dedicated to private wealth management, real estate and resources.  Certain of these activities are carried out directly, through wholly or partially owned subsidiaries, while others are undertaken through equity accounted or portfolio investment holdings.  Dundee Corporation’s investment holdings include publicly listed and private companies in a variety of sectors, as well as investments in liquid securities such as mutual funds.  The Company is listed on the Toronto Stock Exchange (“TSX”) under the symbol DC.A.

This Management’s Discussion and Analysis has been prepared with an effective date of August 10, 2009 and should be read in conjunction with the audited consolidated financial statements of the Company, including the notes thereto, as at and for the year ended December 31, 2008 (“2008 Audited Consolidated Financial Statements”) and the unaudited interim consolidated financial statements for the six months ended June 30, 2009.  Financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) unless otherwise specified.  All amounts are in Canadian dollars, unless otherwise specified.

The Company holds investments in various industry sectors and our ownership interest in these investments is established through different entities and structures which create differing accounting treatments.  Our investments are accounted for as follows:
(i)
Available-for-sale (“AFS”) securities are carried on the balance sheet at fair value with unrealized gains and losses included in accumulated other comprehensive income (“AOCI”).  When an unrealized loss on an investment is determined to be other-than-temporary, the unrealized loss in AOCI is removed and an impairment is recognized on the investment through net earnings.

(ii)
The carrying values of our investments that are classified as equity accounted investees are adjusted by our share of earnings or losses in the investee, and by any dilution in ownership.  Our share of earnings or losses from equity accounted investees is reported in our consolidated statements of operations as “Share of earnings (losses) of equity accounted investees”.  In addition, we may recognize a fair value adjustment against the carrying values of our equity accounted investments if their fair value falls below their carrying value and we determine that the decrease in fair value is other-than-temporary in nature.

(iii)
Our subsidiaries are not recorded as individual investments.  Instead, these subsidiaries are consolidated in these financial statements, and 100% of the investees’ accounts are recorded on a line-by-line basis in our own consolidated balance sheets and consolidated statements of operations, subject to non-controlling interest.

(iv)
Certain investments held by our wealth management subsidiaries have been classified as trading securities.  Trading securities are carried on the balance sheet at fair value with unrealized gains and losses included in net earnings.

OPERATING SEGMENTS AND SIGNIFICANT INVESTMENTS

Wealth Management
The wealth management segment includes the operations of our subsidiary, DundeeWealth Inc. (“DundeeWealth”).  DundeeWealth is a publicly traded wealth management company that provides diversified wealth management and investment solutions including alternative and tax-advantaged products, capital markets and advisory services to financial advisors, institutions, corporations and foundations, and innovative wealth management through independent financial advisors across Canada.  DundeeWealth is listed on the TSX under the symbol DW.  Additional information regarding DundeeWealth may be accessed at www.dundeewealth.com.

Our wealth management segment also includes our recently established wholly owned subsidiary, Ravensden Asset Management Inc., (“Ravensden”) which is registered as an Investment Counsel and Portfolio Manager in the province of Ontario, as well as our international banking activities, which are carried out through other wholly owned subsidiaries of the Company with offices in Bermuda and the Cayman Islands.

Our real estate asset management business is carried out through Dundee Real Estate Asset Management (“DREAM”), a division of our 75% owned subsidiary, Dundee Realty Corporation (“Dundee Realty”).  For accounting purposes, the operating results and financial position of DREAM have been included as part of our real estate segment.

Real Estate
The real estate segment includes the operations of Dundee Realty, a company operating in the real estate asset management business, with activities in a land and housing business in Canada and the United States, as well as the asset management activities carried out by DREAM.  Land and housing activities are supplemented by a portfolio of select income generating properties and by our approximate 20% interest in Dundee Real Estate Investment Trust (“Dundee REIT”) (www.dundeereit.com).  .

Resources
Activities in our resources segment are carried out through Dundee Resources Limited (“Dundee Resources”), a wholly owned subsidiary of the Company, as well as through our 53% interest in Eurogas Corporation (“Eurogas”) (www.eurogascorp.com), which is involved in natural gas storage activities in Spain and our 53% interest in Eurogas International Inc. (“EII”), which carries out oil and gas exploration and development activities in Tunisia.  The resources segment includes various other portfolio holdings, including our approximate 20% interest in Dundee Precious Metals Inc. (“Dundee Precious”) (www.dundeeprecious.com), and our approximate 25% interest in Breakwater Resources Ltd. (“Breakwater”) (www.breakwater.ca), both of which are accounted for on an equity basis.

Other Investments and Corporate Costs
Our remaining investments and the operating results from these investments, other than those of our wealth management segment which have been designated as trading securities, have been included in the other investments and corporate costs segment.  These investments include both publicly traded and private companies in a variety of sectors as well as liquid securities such as mutual funds.  This segment includes general corporate overhead costs, as well as interest and debt servicing costs that are not specifically allocated to any operating division.

Significant Investments
The following table lists the more significant investments in our portfolio, including our percentage ownership interest, the accounting treatment used to account for each investment, the book value of the investment (other than for consolidated subsidiaries), and the market values for investments that are publicly listed securities, determined using quoted trading prices as at June 30, 2009.

(in thousands of dollars except percentages)
				30-Jun-09	31-Dec-08
	Accounting	Book	Market	Percentage	Percentage
Investment Holding	Treatment	Value	Value	Owned	Owned
Wealth Management Segment
DundeeWealth Inc. (a)	Consolidation	$ N/A	$652,748	49%	49%
Real Estate Segment
Dundee Realty Corporation	Consolidation	N/A	N/A	75%	75%
Dundee Real Estate Investment Trust (b)	Equity	91,016	63,568	20%	21%
Resources Segment
Eurogas Corporation	Consolidation	N/A	39,073	53%	53%
Eurogas International Inc.	Consolidation	N/A	167	53%	53%
Dundee Precious Metals Inc.	Equity	42,143	35,171	20%	20%
Breakwater Resources Ltd.	Equity	17,213	53,361	25%	25%
(a)	The Company maintains an approximate 62% voting interest in DundeeWealth.
(b)
Approximately 82% of our interest in Dundee REIT is held through units of Dundee Properties Limited Partnership (“DPLP”), with the remainder in publicly traded Dundee REIT units.  The DPLP units are convertible, at the Company’s option, into units of Dundee REIT on a one-for-one basis.

DUNDEE CORPORATION

PERFORMANCE MEASURES AND BASIS OF PRESENTATION
Our consolidated financial statements are prepared in accordance with Canadian GAAP and are reported in Canadian dollars.  We believe that important measures of our operating performance and the operating performance of our subsidiaries include certain measures that are not defined under Canadian GAAP and, as such, may not be comparable to similar measures used by other companies.  Throughout this discussion, there will be references to the following performance measures which management believes are relevant in assessing the economics of our business:
➢
“AUM” or “Assets under Management” represent the period-end market value of client assets managed by DundeeWealth on a discretionary basis and in respect of which DundeeWealth earns investment management fees and, in certain cases, performance fees.  AUM are not reflected on our consolidated balance sheets.

➢
“AUA” or “Assets under Administration” represent the approximate period-end market value of client assets administered by DundeeWealth and in respect of which DundeeWealth earns commissions, trailer service fees and administrative or other similar fees.  AUA are not reflected on our consolidated balance sheets.

➢	“EBITDA” represents earnings before interest, taxes, depreciation and amortization. We use this measure as a supplement to net earnings and cash flows.
➢
“Operating Earnings Before Interest, Taxes and Other Non-Cash Items” or “Operating EBITDA” and “Operating Earnings (Loss)” are set out in the consolidated statements of operations of the Company.  While these measures are non-GAAP, the Company uses them as supplementary measures to net earnings.

CONSOLIDATED RESULTS OF OPERATIONS

Six months ended June 30, 2009 compared with the six months ended June 30, 2008

Consolidated Net Earnings
Net earnings for the first half of 2009 were $21.6 million or diluted earnings per share of $0.28 compared with a net loss of $9.7 million or a diluted loss per share of $0.13 in the same period of 2008.  During the six months ended June 30, 2009, DundeeWealth recognized a pre-tax fair value adjustment gain of $36.5 million, representing  a mark-to-market gain of $46.0 million on its held-for-trading portfolio of longer-term, floating rate notes (“FRNs”), partially offset by a $9.5 million fair value depreciation adjustment on DundeeWealth’s collateralized loan obligation (“CLO”) investments.  These fair value adjustments generated after-tax earnings, before non-controlling interest, of approximately $25.9 million.  The loss in the comparative first half of 2008 included an after-tax fair value adjustment of approximately $53.9 million, before non-controlling interest, related to DundeeWealth’s non-bank sponsored asset-backed commercial paper (“ABCP”).

Selected Consolidated Segmented Earnings (Loss) Information

(in thousands of dollars)

For the six months ended June 30,	2009	2008
Wealth management	$27,256	$(23,565)
Real estate	16,990	18,816
Resources	(955)	1,507
Other investments and corporate costs	(5,114)	(967)
Intersegment	1,636	1,636
	39,813	(2,573)
Dilution gains (losses) from consolidated subsidiaries	714	(4,375)
Income taxes	(18,898)	(2,800)
Net earnings (loss) from continuing operations	21,629	(9,748)
Gain from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	-	69
Net earnings (loss)	$21,629	$(9,679)

DUNDEE CORPORATION

Consolidated revenues for the six months ended June 30, 2009, were $445.3 million, down 19% compared with $552.1 million in the first half of 2008, reflecting stock market declines that occurred in the latter part of 2008, and early 2009.

In the second quarter of this year, capital markets events have stimulated an increase in investor confidence through what appears to be a stabilization of the global economy and reduced volatility in equity markets.  In turn, this has contributed to growth in DundeeWealth’s AUM to $29.8 billion from $25.6 billion at March 31, 2009 and $25.4 billion at December 31, 2008.  Despite the 17% growth in AUM since December of 2008, AUM is still down 5.2% from $31.5 billion at June 30, 2008, which has resulted in a period-over-period decrease in revenues and profitability in our wealth management segment, before adjusting for mark-to-market items, partially mitigated by notable improvements in operating efficiencies.  However, DundeeWealth continues to experience strong net asset gathering activities, with net additions to AUM of approximately $1.0 billion during the first six months of this year.  This achievement was further enhanced by market appreciation of $3.2 billion, both factors which contributed to successfully increasing DundeeWealth’s mutual fund market share to 3.33% at June 30, 2009 from 3.03% at December 31, 2008.

While financial performance of our wealth management segment for the first six months of 2009 represents a decline from the same period of the prior year, before adjusting for mark-to-market items, DundeeWealth’s results in the second quarter of this year demonstrated its sensitivity to improved market conditions.  When compared to the first quarter of this year, consolidated revenues in DundeeWealth increased by almost 23%, contributing to an increase in EBITDA to $40.7 million from $23.0 million of EBITDA generated in the first three months of this year.

Net earnings from our real estate segment decreased marginally to $17.0 million for the first six months of 2009 from $18.8 million in the same period of 2008.  We previously reported that our real estate segment had not escaped the persistent uncertainty that impacted the world economy during the latter part of 2008 and early into 2009.  Throughout the first quarter, Dundee Realty’s efforts were focused on servicing existing mandates, using a cautionary management approach to ensure a strong financial position in a difficult economy, while carefully monitoring industry activity.  Dundee Realty is cautiously optimistic of economic indicators showing an end to the recession in Canada, with expected growth in the third quarter of 2009.  Recognizing that other markets, including the US market, have not recovered to the same magnitude, Dundee Realty continues to manage its business conservatively.  However, improving housing markets have created an increased demand for land lots in most geographic areas in Canada as builders progress through existing inventories, and Dundee Realty is well positioned to meet this demand.

Operating losses before income taxes and non-controlling interest from our resources segment were $1.7 million in the first half of 2009 compared with earnings of $1.1 million in the same period of 2008.  In March, 2009, EII received approval for the listing of its common shares on the Canadian National Stock Exchange (“CNSX”).  Increases in SG&A expenses attributed to our resources segment include the costs incurred by EII as a publicly listed security.  EII also incurred higher levels of SG&A costs in the current period relating to the settlement of its farmout arrangement with Delta Hydrocarbons B.V. (“Delta”).  The operating results of our resources segment include our share of the operating results of our equity-accounted investments, including both Breakwater and Dundee Precious.  Equity earnings in the six months ended June 30, 2009 relating to resource activities were $1.5 million compared with equity earnings of $2.8 million in the same period of the prior year, reflecting lower gross profits from mining operations and decreased productivity generally experienced by the industry as a whole.

DUNDEE CORPORATION

Available-for-Sale Securities (“AFS”)

(in thousands of dollars)
	Three Months	Six Months
	ended	ended
	30-Jun-09	30-Jun-09
Fair value of available-for-sale securities, beginning of period	$142,695	$294,730
Transactions in the period ended June 30, 2009
New investments	2,889	20,259
Proceeds from sales of investments	(76)	(3,790)
Transfer to trading securities	-	(169,478)
Changes in unrealized gains in available-for-sale securities	26,443	29,496
Other transactions	(1,654)	(920)
Fair value of available-for-sale securities as at June 30, 2009	$170,297	$170,297
Represented by:
Collateralized loan obligations		$7,144
Mutual funds managed by a subsidiary		82,803
Other		80,350
		$170,297

Following the completion of the restructuring plan granted by the Superior Court of Ontario early in the first quarter of 2009, DundeeWealth exchanged its investments in ABCP for FRNs designed to match the maturities of the underlying assets.  DundeeWealth classified the newly acquired FRNs as held-for-trading.  Accordingly, the value of ABCP immediately prior to the restructuring was removed from the Company’s portfolio of AFS securities.

As part of the restructuring arrangement, DundeeWealth received interest in arrears of $16.8 million during the first half of 2009, including $4.5 million received in the current quarter, all of which was applied towards the carrying value of the ABCP investments.  Since their issuance, DundeeWealth’s FRN investments have repaid principal amounts of $25.9 million, which was received by DundeeWealth in the second quarter of this year.  This amount was also applied towards the carrying value of the FRNs.

During the six months ended June 30, 2009, we purchased AFS securities at a cost of $20.3 million.  Many of our investments in the current period were resource-based.  We also received proceeds from the sale of AFS securities of $3.8 million, most of which related to the disposition of certain mutual fund investments.  At June 30, 2009, the fair value of the Company’s portfolio of AFS securities was $170.3 million (December 31, 2008 - $125.3 million, after adjusting for the exchange of ABCP for FRNs which are classified as held-for-trading).

DUNDEE CORPORATION

Equity Accounted Investments

(in thousands of dollars)
	Three Months	Six Months
	ended	ended
	30-Jun-09	30-Jun-09
Carrying value of equity accounted investments, beginning of period	$157,708	$160,339
Transactions in the period ended June 30, 2009
Cash invested in equity accounted investees	5,796	5,796
Distributions received, net of reinvestments	(2,323)	(4,648)
Share of earnings (loss) of equity accounted investees	1,691	(272)
Share of other comprehensive loss of equity accounted investees	(1,802)	(145)
Carrying value of equity accounted investments, June 30, 2009	$161,070	$161,070

The market value of our equity accounted investments as at June 30, 2009 was $160.3 million, after deducting the fair value of our obligation to deliver Dundee REIT units pursuant to the terms of our Exchangeable Debentures.

During the second quarter of 2009, the Company purchased 57,960,000 units of Breakwater as part of a public offering, for total consideration of $5.8 million.  The units consisted of one common share and one-half purchase warrant.  Each whole warrant entitles the holder to purchase a further common share of Breakwater at a cost of $0.12 per share until April 9, 2014.  Our participation in the public offering allowed us to maintain our 25% ownership interest.

(in thousands of dollars except percentages)
		June 30, 2009			December 31, 2008
		Carrying	Market		Carrying	Market
	Ownership	Value	Value	Ownership	Value	Value
Breakwater Resources Ltd.	25%	$17,213	$53,361	25%	$13,560	$13,560
Dundee Precious Metals Inc.	20%	42,143	35,171	20%	37,952	29,119
Dundee Real Estate Investment Trust (a)	20%	91,016	58,752	21%	96,337	48,537
Escal UGS S.L. (b)	33%	5,897	5,897	33%	5,975	5,975
Odyssey Resources Ltd.	43%	1,348	2,557	43%	2,842	1,250
Other		3,453	4,535		3,673	3,608
		$161,070	$160,273		$160,339	$102,049
(a)	Fair value is determined net of our obligation to deliver Dundee REIT units, pursuant to the terms of our Exchangeable Debentures, of $4.8 million (December 31, 2008 - $4.0 million).
(b)
Our 33% interest in Escal UGS S.L. (“Escal”) is held through Eurogas’ 74% owned subsidiary, Castor UGS Limited Partnership, giving Eurogas an effective 25% interest in Escal.  Escal’s market value has been determined based on its cost to the Company.

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS

(in thousands of Canadian dollars)						2009
	Wealth			Other Investments
For the six months ended June 30, 2009	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$191,446	$-	$-	$-	$-	$191,446
Redemption fees	6,897	-	-	-	-	6,897
Financial services	141,152	-	-	529	(529)	141,152
Real estate revenue	-	100,426	-	-	-	100,426
Investment income (loss)	2,065	(258)	1,695	5,551	(3,668)	5,385
	341,560	100,168	1,695	6,080	(4,197)	445,306
EXPENSES
Selling, general and administrative	137,528	2,257	2,850	2,657	(528)	144,764
Variable compensation	86,434	-	-	-	-	86,434
Trailer service fees	55,918	-	-	-	-	55,918
Operating costs, real estate	-	71,237	-	-	-	71,237
	279,880	73,494	2,850	2,657	(528)	358,353
OPERATING EBITDA	61,680	26,674	(1,155)	3,423	(3,669)	86,953
Amortization of deferred sales commissions	43,376	-	-	-	-	43,376
Depreciation, depletion and amortization	6,642	2,586	294	976	-	10,498
Interest expense	11,133	4,856	1,501	7,790	(5,305)	19,975
Equity losses (earnings)	-	1,768	(1,496)	-	-	272
Fair value adjustments	(36,546)	-	-	-	-	(36,546)
Foreign exchange (gain) loss	(4,216)	-	292	(229)	-	(4,153)
Gain on exchangeable debentures	-	-	-	-	-	-
OPERATING EARNINGS (LOSS)	41,291	17,464	(1,746)	(5,114)	1,636	53,531
Non-controlling interest	(14,035)	(474)	791	-	-	(13,718)
	27,256	16,990	(955)	(5,114)	1,636	39,813
NON-SEGMENTED ITEMS
Dilution gains						714
Income taxes						(18,898)
Net earnings (loss) from continuing operations	27,256	16,990	(955)	(5,114)	1,636	21,629
Gain from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	-	-	-	-	-	-
NET EARNINGS (LOSS) FOR THE PERIOD	$27,256	$16,990	$(955)	$(5,114)	$1,636	$21,629

(in thousands of Canadian dollars)	2008
	Wealth			Other Investments
For the six months ended June 30, 2008	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$245,400	$-	$-	$-	$-	$245,400
Redemption fees	7,971	-	-	-	-	7,971
Financial services	186,189	-	-	875	(875)	186,189
Real estate revenue	-	99,875	-	-	-	99,875
Investment income (loss)	9,135	(250)	1,182	7,632	(5,078)	12,621
	448,695	99,625	1,182	8,507	(5,953)	552,056
EXPENSES
Selling, general and administrative	159,595	2,418	2,191	6,143	(875)	169,472
Variable compensation	124,320	-	-	-	-	124,320
Trailer service fees	71,976	-	-	-	-	71,976
Operating costs, real estate	-	69,145	-	-	-	69,145
	355,891	71,563	2,191	6,143	(875)	434,913
OPERATING EBITDA	92,804	28,062	(1,009)	2,364	(5,078)	117,143
Amortization of deferred sales commissions	39,136	-	-	-	-	39,136
Depreciation, depletion and amortization	6,335	2,043	73	1,068	-	9,519
Interest expense	10,064	5,050	2,181	2,962	(6,714)	13,543
Equity earnings	-	(854)	(2,842)	-	-	(3,696)
Fair value adjustments	75,885	-	-	-	-	75,885
Foreign exchange loss (gain)	2,416	-	(1,512)	150	-	1,054
Gain on exchangeable debentures	-	-	-	(849)	-	(849)
OPERATING (LOSS) EARNINGS	(41,032)	21,823	1,091	(967)	1,636	(17,449)
Non-controlling interest	17,467	(3,007)	416	-	-	14,876
	(23,565)	18,816	1,507	(967)	1,636	(2,573)
NON-SEGMENTED ITEMS
Dilution losses						(4,375)
Income taxes						(2,800)
Net (loss) earnings from continuing operations	(23,565)	18,816	1,507	(967)	1,636	(9,748)
Gain from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	69	-	-	-	-	69
NET (LOSS) EARNINGS FOR THE PERIOD	$(23,496)	$18,816	$1,507	$(967)	$1,636	$(9,679)

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS

Six months ended June 30, 2009 compared with the six months June 30, 2008

WEALTH MANAGEMENT SEGMENT
Our wealth management activities include our domestic wealth management activities, which operate through DundeeWealth, Ravensden and DREAM.  International wealth management activities are carried out in both Bermuda and the Cayman Islands.  Operating results of DREAM are reported in the real estate segment.

DUNDEEWEALTH

➢           RESULTS OF OPERATIONS

During the first half of 2009, DundeeWealth earned EBITDA of $63.7 million and net earnings from continuing operations of $27.5 million.  This compares with EBITDA of $93.1 million and a net loss from continuing operations of $33.9 million for the relative period of the prior year.  Included in net earnings for the first six months of 2009 is a $46.0 million pre-tax fair value adjustment gain related to DundeeWealth’s investment in ABCP ($32.7 million, net of tax).  In the corresponding period of the prior year, DundeeWealth incurred a pre-tax fair value adjustment loss of $75.9 million ($53.9 million, net of tax).  Excluding the impact of these fair value adjustments, DundeeWealth incurred a net loss of $5.2 million in the first six months of 2009 compared with net earnings of $20.0 million for the same period in 2008.  The decrease in the period-over-period profitability illustrates the impact of the global capital equity markets following events in the last four months of 2008, which was partially mitigated by improvements in operating efficiencies.

(in millions of dollars)
AUM	2009	2008
Balance at January 1,	$25,426	$28,161
Gross additions	2,795	5,019
Redemptions	(1,761)	(2,775)
Net assets gathered	1,034	2,244
Market appreciation	3,161	816
Change in discretionary AUM	215	251
Balance at June 30,	$29,836	$31,472

During 2009, AUM grew 17% to $29.8 billion from $25.4 billion at December 31, 2008.  Net asset gathering activities were $1.0 billion during the first six months of 2009 compared with $2.2 billion in the first six months of 2008.  Notwithstanding curtailment in growth, DundeeWealth upheld its position as industry leader in net sales of long-term mutual funds1.

In addition to strong net asset gathering activities, AUM increased as a result of market appreciation of $3.2 billion since December 31, 2008, including increases of $3.4 billion of market appreciation during the second quarter of this year.

(in millions of dollars)
For the six months ended June 30,	2009	% Change	2008
REVENUES
Management fees	$189.3	(22%)	$243.1
Redemption fees	6.9	(14%)	8.0
Financial services	142.0	(24%)	186.8
Other	2.1	(77%)	9.0
	$340.3	(24%)	$446.9

[1]
Net sales of long-term mutual funds represent net asset gathering activities in AUM, exclusive of net asset gathering activities in money market funds as measured by the Investment Funds Institute of Canada (“IFIC”).

DUNDEE CORPORATION

Consolidated revenues from continuing operations during the first half of 2009 were $340.3 million, representing a 24% decline from consolidated revenues of $446.9 million during the same period of 2008.

Management fee revenues during the six months ended June 30, 2009 were $189.3 million, representing a 22% decline from management fee revenues earned in the same period of the prior year, reflecting the impact of a decline in the value of AUM experienced by DundeeWealth when compared to the same period in 2008.  The average management fee rate earned during the first six months of 2009, excluding acquisitions completed by DundeeWealth in mid-2008, declined to 1.63% from 1.72% in the six months ended June 30, 2008, further decreasing management fee revenues by $9.7 million.  The decrease in the average management fee rate reflected a shift out of equity based investment products and into fixed income and cash, as investors implemented strategies to mitigate risk by transferring savings into asset classes that have traditionally been considered lower risk.

The AUM from acquisitions completed in mid-2008 consist largely of institutional accounts, which are subject to lower management fee rates than our regular business.  On an overall basis, including AUM relating to these acquisitions, DundeeWealth’s average management fee rate during the first six months of 2009 was 1.44%.

Financial services revenues have also been eroded as a result of declining investor confidence.  Retail commissions, a significant component of DundeeWealth’s financial services revenues, were $54.8 million in the first half of 2009 compared with $80.7 million in the prior year, a decrease of $25.9 million or approximately 32%.  Commissions from mutual fund transactions represented approximately $26.5 million or 48% of retail commissions compared with $47.3 million or 59% in 2008.  Trailer service fee revenues, which are also included in financial services revenues, decreased by 35% or $30.5 million to $55.5 million in the first six months of 2009 compared with $86.0 million in the prior year, reflecting the period-over-period impact of market depreciation on mutual fund AUA, as well as the disposition of AUA completed by DundeeWealth in late 2008.

Financial services revenues from capital markets activities was $44.9 million in the first six months of 2009 compared with $41.5 million in the prior year.  Corporate finance revenue increased by 12% to $18.6 million in the first six months of 2009, compared with $16.6 million earned in the same period of the previous year.  Approximately $13.2 million of the revenue for the period occurred in the second quarter of 2009 compared to $8.5 million in the same period of 2008.  This increase is consistent with improved investment banking and merger and acquisition activity.  The mining and forestry/fertilizers sectors dominated corporate finance activities in the first half of 2009, accounting for 81% of aggregate new issue and advisory revenue.  The oil and gas sector accounted for a further 6% of revenue in 2009 with the remaining 13% spread among various sectors.  In the first six months of 2009, DundeeWealth’s brokerage subsidiary participated in 82 (2008 – 95) public and private new issue transactions of which 47 transactions were undertaken in the second quarter of this year, compared with 46 transactions undertaken in the first six months of the prior year.  Principal trading revenue was $14.3 million in the first six months of 2009, compared with revenue of $8.5 million in the prior year, and reflects some significant reversals of market value declines that had occurred in the last four months of 2008.

Financial services activities in DundeeWealth resulted in a $2.0 million pre-tax loss on a gross margin of $55.5 million in the first six months of 2009, with retail distribution activities representing 47% or $26.1 million, and capital markets activities responsible for the remaining 53% or $29.4 million.  In the comparative period of 2008, financial services activities resulted in a pre-tax loss of $16.3 million on a gross margin of $62.5 million.

DUNDEE CORPORATION

Operating expenses in DundeeWealth, adjusted for intersegment distribution fees, were $276.1 million in the first six months of 2009, compared with $352.9 million in the same period of the prior year.

(in millions of dollars)
For the six months ended June 30,	2009	% Change	2008
OPERATING EXPENSES
Selling, general and administrative	$134.3	(15%)	$157.4
Variable compensation	86.4	(31%)	124.4
Trailer service fees	55.9	(22%)	72.0
	276.6	(22%)	353.8
Intersegment distribution fees paid to Dundee Corporation	(0.5)	(44%)	(0.9)
Total	$276.1	(22%)	$352.9

Certain expenses, such as variable compensation costs, trailer service fees and amortization of deferred sales commissions have decreased in direct correlation with decreases in the corresponding revenue streams or AUM levels.

Excluding expenses associated with acquisitions which totalled $7.1 million, selling, general and administrative (“SG&A”) costs incurred by DundeeWealth have decreased from $157.4 million in the first six months of 2008 to $127.2 million in the first six months of 2009.    Decreases in SG&A levels are primarily driven by a significant streamlining of many of DundeeWealth’s back office procedures initiated in 2008, complemented by efficiencies resulting from the integration of certain support activities.  In the second quarter of 2009, certain discretionary promotional initiatives by DundeeWealth, as well as increased legal accruals, contributed to increased SG&A costs in the second quarter of this year compared to costs incurred during the first quarter.

Trailer service fees are paid to brokers and financial advisors to assist them in providing ongoing support to clients who have invested in DundeeWealth's mutual fund products.  Trailer service fees are calculated as a percentage of the fair value of the associated AUM.  Excluding the acquisitions completed in mid-2008, DundeeWealth incurred trailer fee expense of $55.9 million (2008 – $72.0 million) which represents 33.5% (2008 - 32.4%) of aggregate management fee revenues generated from these assets.

On a consolidated basis, amortization of deferred sales commissions was $43.4 million in the first six months of 2009 (2008 – $39.1 million).  In the first six months of 2009, DundeeWealth paid sales commissions of $38.5 million (2008 – $64.7 million).  For accounting purposes, these sales commissions are deferred and amortized on a straight-line basis over five years.

CHANGES IN FINANCIAL CONDITION

Restructured Asset-Backed Commercial Paper
On January 21, 2009, and as part of the restructuring plan granted by the Superior Court of Ontario, DundeeWealth exchanged its investments in ABCP for longer-term FRNs designed to match the maturities of the underlying assets.  Following the completion of the restructuring plan, DundeeWealth received accrued interest of $16.8 million in respect of its ABCP holdings which, when received, was recorded as a reduction in the carrying value of its investment in ABCP.  At closing, DundeeWealth received FRNs with a par value of $371.4 million in exchange for ABCP with a par value of $379.4 million.  DundeeWealth has classified the FRNs as held-for-trading.

DUNDEE CORPORATION

Floating Rate Notes Received on Restructuring of ABCP:
(in millions of dollars)
Class A-1	$145.8
Class A-2	123.6
Class B	22.4
Class C	9.0
MAV2 IA Tracking Notes	26.8
MAV3 IA Tracking Notes	14.2
MAV3 TA Tracking Notes	29.6
Total FRNs received on restructuring of ABCP	371.4
Principal repayments during 2009	(25.9)
Total FRNs, net of principal repayments	$345.5

Subsequent to the restructuring, DundeeWealth received principal repayments of $25.9 million and additional accrued interest, which was recorded as a reduction in the carrying value of the FRNs.  Included in cash received are principal repayments of $24.5 million in respect of MAV3 TA tracking notes, and $1.4 million in respect of its investments in MAV2 IA and MAV3 IA tracking notes.

(in millions of dollars)
	June 30, 2009	December 31, 2008
Fair value, beginning of year	$169.5	$283.3
Principal repayments	(25.9)	-
Interest repayment	(16.8)	-
Adjustment to fair value	46.0	(113.8)
Fair value, end of period	$172.8	$169.5

There are currently no market quotations available for the FRNs.  In order to determine the fair value of these financial assets, DundeeWealth, with the assistance of outside experts in this field, applied a valuation approach using publicly available information to determine the type and characteristics of assets in each of the affected trusts.  Using a valuation model, DundeeWealth assigned values to each asset type, after which an overall dollar weighted average valuation across all FRNs was then calculated.  DundeeWealth’s determination of fair value of traditional assets continues to be based primarily on discussions with third party dealers or, where available, the most recent trading prices of similar securities.  As proxy for the fair value of hybrid securitized assets, DundeeWealth considered credit indices on structured finance products including the ABX, TABX and CMBX indices.  Fair value of leveraged and unleveraged corporate CDOs is determined using a pricing model which requires inputs of initial and current credit spreads, a risky annuity and a leverage factor.

Valuations across most structured finance asset classes are driven primarily by changes to the prevailing credit spreads, the associated volatility, and the leverage within the underlying portfolio of assets.  These factors may significantly impact the valuation of DundeeWealth’s investment in FRNs.  In the second quarter of 2009, there was a significant narrowing of credit spreads and a corresponding reduction in volatility.  These factors, combined with the associated leverage within the underlying assets of our FRNs, resulted in a fair value adjustment gain of $46.0 million.  During 2009, DundeeWealth also received principal repayments of $25.9 million and interest of $16.8 million in respect of these investments.  The principal and interest amounts received were applied to reduce the carrying value of the FRNs prior to any mark-to-market adjustments in the period.  As a result, DundeeWealth adjusted the fair value of the FRNs to $172.8 million at June 30, 2009, representing 50% of their par value.

There is no assurance that the pricing of these FRNs will not increase or decline in future periods or that the FRNs will trade at a value which is the same as their fair value.  Furthermore, there is no assurance that DundeeWealth’s investment will trade at a value equivalent to the fair value of the FRNs.  As a result of these uncertainties, and the fact that DundeeWealth’s valuation methodology was based on incomplete information, these estimates may change materially in subsequent reporting periods.

DUNDEE CORPORATION

Exposure to Investments in Collateralized Loan Obligations
At June 30, 2009, DundeeWealth’s CLO portfolio consisted of 27 separate tranche investments, $18.8 million of which were invested in BBB tranches, $57.8 million in BB tranches and $40.0 million in equity tranches.

A number of factors continue to exert downward pressure on CLO pricing, including an excess of selling supply, continued concern over potential credit rating downgrades caused by future credit deterioration, rising corporate defaults, and decreased default recovery rates.  As a result, the fair value of DundeeWealth’s CLO investments decreased by $9.5 million since December 31, 2008.

The CLOs are secured by an underlying portfolio of over 1,000 North American and European corporate loans and similar instruments across a wide variety of industries, representing all major sectors of the economy.  The CLOs have legal final maturity dates ranging from March 2019 to August 2027.  However, each CLO is subject to a predetermined reinvestment period during which time principal proceeds from the redemption, maturity, or sale of their underlying portfolio investments may be reinvested.  At the expiration of this reinvestment period, proceeds from the redemption, maturity or sale of remaining portfolio investments are returned to noteholders in accordance with the amortization policy of each CLO, and the CLO will subsequently unwind.  Therefore, any given CLO may mature substantially earlier than its legal final maturity date, and will likely begin to unwind immediately following the expiration of the reinvestment period.

During the first half of 2009, DundeeWealth’s CLO portfolio earned investment income of $4.9 million (2008 – $6.8 million).  However, with the precipitous decline in the global economy and the continued broadening of the credit crisis, it was determined in the fourth quarter of 2008 that there was evidence of a possible other-than-temporary impairment in DundeeWealth’s CLO investments.  We continue with that belief.

Client Accounts Receivable, and Client Deposits and Related Liabilities
Client account balances represent funds owing from or belonging to clients, and amounts due to or from brokers and dealers that are pending settlement.  While the amounts may vary significantly on a day-to-day basis, they do not necessarily reflect any meaningful change in our financial position.  As at June 30, 2009, client accounts receivable were $375.9 million (December 31, 2008 – $389.3 million) and consist of $156.6 million in client margin accounts (December 31, 2008 – $171.0 million) and $219.3 million in day-to-day settlement amounts (December 31, 2008 – $218.3 million).  Client deposits and related liabilities were $505.3 million (December 31, 2008 – $399.6 million).

Margin lending arrangements require clients to maintain certain collateral in their margin accounts.  Adverse economic and credit conditions may reduce the value of securities held as collateral against margin loans.

Trading Securities Owned and Securities Sold Short
Trading positions may vary significantly on a day-to-day basis, reflecting trading strategies in response to market conditions and anticipation of price movements.  These changes do not necessarily reflect any meaningful change in DundeeWealth’s underlying financial position.  Trading positions are recorded at their fair value based on quoted prices where available, with changes in market values being included in principal trading revenue.  As of June 30, 2009, securities owned and securities sold short in DundeeWealth totalled $104.5 million (December 31, 2008 – $86.0 million) and $32.7 million (December 31, 2008 – $44.0 million), respectively, excluding the FRNs acquired as part of the restructuring of ABCP.

Bank Indebtedness
Dundee Securities, the full-service brokerage arm of DundeeWealth, has established call loan facilities for up to a maximum of $93.3 million with two Canadian chartered banks.  These call loan facilities are secured by either unpaid client securities and/or securities borrowed or owned by Dundee Securities and are used primarily to facilitate the securities settlement process for both client and firm inventory positions and/or to finance margin account activity.  Similar to client account balances, amounts borrowed pursuant to these call loan facilities may vary significantly on a day-to-day basis depending on securities trading activity, without necessarily representing a change in DundeeWealth’s financial position.  Amounts borrowed pursuant to these call loan facilities, which at June 30, 2009 totalled $13.7 million (December 31, 2008 – $nil), are reported as bank indebtedness.

DUNDEE CORPORATION

Accounts Receivable and Accounts Payable
DundeeWealth’s accounts receivable balance at June 30, 2009 decreased to $98.8 million from $108.9 million at the end of 2008.  Included in the December 31, 2008 balance were proceeds receivable of $12.7 million from the sale of DundeeWealth’s Quebec-based mutual fund dealer and insurance distribution operations in late 2008 to Industrial Alliance Insurance and Financial Services Inc. (“Industrial Alliance”).  This amount was received in the first quarter of 2009.  DundeeWealth’s accounts payable balance at June 30, 2009 decreased to $120.0 million from $126.2 million at the end of 2008, primarily due to the settlement of trade accounts payable.

Deferred Sales Commissions
Deferred sales commissions represent amounts paid to financial advisors for the sale of investment products.  For accounting purposes, these commissions are deferred and amortized over a five-year period.  In the six months ended June 30, 2009, DundeeWealth funded $38.5 million of deferred commission charges and incurred amortization charges of $43.4 million, resulting in a carrying value for these assets at June 30, 2009 of $229.1 million.  DundeeWealth assesses the carrying value of deferred sales commissions on an annual basis, or when circumstances may otherwise indicate impairment.  At June 30, 2009, there was no impairment in deferred sales commissions.

Goodwill and Other Intangible Assets
Goodwill and other intangible assets in DundeeWealth were carried at $689.7 million at the end of June 2009, compared with $691.7 million at the end of the prior year.  DundeeWealth assesses the carrying value of goodwill and other intangible assets on an annual basis, or when circumstances may otherwise indicate impairment.  At June 30, 2009, there was no impairment in goodwill and other intangible assets.

Corporate Debt
DundeeWealth’s $500 million revolving term credit facility with a Canadian chartered bank expires on September 9, 2009.  DundeeWealth is in the process of renegotiating the terms and conditions pursuant to which the credit facility would be renewed.  The terms of the existing credit facility provide for annual renewals and for the conversion of the facility into a four-year term loan, with any amounts borrowed as at the date of  conversion due four years after the scheduled conversion date, should the annual renewal not be completed.  The credit facility is secured by a general security agreement over all the assets of DundeeWealth and certain of its subsidiaries, including DWM Inc. and Goodman & Company.

The facility provides for certain financial covenants, including maintenance of minimum levels of AUM and EBITDA, restrictions on the existence of secured indebtedness and restrictions on the disposition of assets in excess of a specified amount by certain subsidiaries.  At June 30, 2009, DundeeWealth was in compliance with all covenants.

➢	OTHER WEALTH MANAGEMENT OPERATIONS

Our other wealth management operations include the activities of Garda Corporation and The Dundee Merchant Bank, (formerly The Dundee Bank) which are carried out through offices in Bermuda and the Cayman Islands respectively, and the operations of our newly created asset management company, Ravensden.  During the six months ended June 30, 2009, operating EBITDA from these activities was a loss of $2.0 million compared with a loss in EBITDA of $0.3 million during the same period of 2008.

DUNDEE CORPORATION

REAL ESTATE SEGMENT

DUNDEE REALTY INC.

➢	RESULTS OF OPERATIONS

Margins from Land and Housing Operations
Land and housing operations generated contribution margins of $24.0 million or 25.8% on revenues of $93.2 million in the first six months of 2009.  This compares with contribution margins of $24.4 million or 27.1% on revenues of $90.1 million in the same period of 2008.

(in thousands of dollars except percentages)
		Six months to June 30, 2009				Six months to June 30, 2008
Components of Real Estate Operations*	Revenue	Costs	Margin	% Margin	Revenue	Costs	Margin	% Margin
Revenue properties	$22,656	$15,308	$7,348	32.4%	$19,421	$13,392	$6,029	31.0%
Land	19,608	11,448	8,160	41.6%	24,790	14,030	10,760	43.4%
Housing and condominiums	48,311	42,418	5,893	12.2%	42,745	38,257	4,488	10.5%
Other	2,642	-	2,642	N/A	3,141	-	3,141	N/A
	$93,217	$69,174	$24,043	25.8%	$90,097	$65,679	$24,418	27.1%
* Excludes selling, general and administrative expenses, interest expense and depreciation and amortization

Revenue Properties
Margins earned from revenue properties were $7.3 million in the first six months of 2009 compared with $6.0 million in the same period of 2008.  While leasing of vacant space at the Distillery Historic District contributed to profitability, the increase was mainly attributable to Dundee Realty’s ski operations in Colorado, which contributed $4.4 million to operating margins, representing an increase of 22.9% compared to the same period of the prior year, mainly reflecting the appreciation of the US dollar.  Dundee Realty’s ski area operations at Arapahoe Basin experienced a successful end to its 2008/2009 season, with 413,283 skier visits.

The contribution margin from the Bear Valley ski area in California increased by $0.2 million compared to the 2008 season, also as a result of a favourable exchange rate.

In the first six months of 2009, Dundee Realty invested only $0.1 million in capital improvements at its ski hill operations as it continues to limit expenditures to necessary capital maintenance.

The Distillery Historic District in Toronto contributed $2.2 million to operating margins in the first six months of 2009, a $0.4 million increase compared to the same period of 2008.  The increase was due to the addition of approximately 30,000 square feet of new retail space that was 100% leased at June 30, 2009.

 Land
Revenue from land sales in the first six months of 2009 was $19.6 million generating operating margins of $8.2 million or 41.6%.  This compares with revenues of $24.8 million generating operating margins of $10.8 million or 43.4% in the same period of 2008.  Fewer parcel sales in Regina and Saskatoon and fewer lot sales in Toronto compared to 2008 decreased net operating margins by $2.6 million.  The average margin decreased slightly to 41.6% from 43.4% in 2008.  Dundee Realty sold 167 lots at an average selling price of $86,000 per lot in the first six months of 2009 compared to 187 lots at an average selling price of $76,000 per lot in the same period of 2008.  Dundee Realty sold 8 parcel acres at an average price of $591,000 per acre in the first six months of 2009 compared to 15 parcels at an average price of $501,000 per acre in the same period of 2008.

Dundee Realty has been maintaining its margins and is experiencing signs of increased activity in all markets except Calgary.  The first six months of 2009 has been difficult with markets in Alberta greatly impacted by the economic downturn.  Overall, we anticipate decreased sales volumes in 2009 as builders work through their inventories, but believe that signs of improved economic activity will impact demand for land assets.

DUNDEE CORPORATION

In Regina, sales at our Lakeridge project, which is a mature mid-range development, are doing well while Harbour Landing, a newer development, will become increasingly important once retail and other amenities currently under construction are completed.  Overall, Regina contributed $0.9 million of operating margins in the first six months of 2009, lower than the $3.4 million generated in the same period of 2008.

The market in Saskatoon is starting to show signs of returning to normal after a relatively slow first quarter, particularly in the Stonebridge project.  Dundee Realty has excellent land holdings in Saskatoon with the Willows, Stonebridge and Hampton Village developments providing residents with a wide selection of choices.  Operating margins in the first six months of 2009 were $2.0 million compared to $3.9 million in the same period of 2008, reflecting a higher volume of sales of land parcels in the prior year.

There were no lot sales in Calgary in the first half of 2009.  Development of new lot inventories in Calgary is currently isolated to lands in High River, a development about an hour away from downtown Calgary.  Sales have been impacted as some of our affordability advantage has been eroded as Calgary has shifted to a buyers’ market.  Panorama Road and Red Deer Lake Ranches, Dundee Realty’s other two large land assemblies in Calgary are progressing towards development.  As such, significant lot sales are not expected during 2009.

The market in Edmonton has started to show signs of a turnaround as Dundee Realty’s builders are working through their inventories and buying more lots.  Furthermore, Dundee Realty has also been able to attract new builders.  Operating margins in the first six months of 2009 were $5.7 million compared to $2.0 million in the same period of 2008, mainly due to increased sales of land parcels in the current period.

Housing and Condominiums
Revenue from sales of housing and condominium units increased in the first six months of 2009 to $48.3 million from $42.7 million in the same period of 2008, generating operating margins of $5.9 million and $4.5 million, respectively.  In Toronto, an additional 16 units at the Pure Spirit condominium project closed in the first six months of 2009, bringing the total sales to 376 out of 383 units.  Registration was completed in April and Dundee Realty received net proceeds of approximately $17.9 million.  Also contributing to revenue increases are sales of condominiums at the Base Camp project in Colorado during the first half of 2009, as well as increased margins on sales of single-family homes in western Canada.

Housing operations in Saskatoon and Regina continued to achieve modest growth compared to 2008 that translated into a $2.7 million increase in operating margins, mainly as a result of strong demand and higher average selling prices. Housing operations in Saskatoon and Regina experienced steady demand resulting in margins increasing to 18.0% in the first six months of 2009 from 13.3% in the same period of 2008.  During the first half of 2009, housing operations in western Canada sold 105 units at an average selling price of $336,000 per unit translating into a $6.4 million operating margin compared to a $3.7 million profit in the first half of 2008 when 118 units were sold at an average selling price of $236,000 per unit.  At June 30, 2009, there were 125 housing units under construction, of which 76 are pre-sold.  Dundee Realty expects to have a profitable year in Saskatoon as the oversupply of lots that existed last year has been absorbed.

DUNDEE CORPORATION

Dundee Real Estate Asset Management
DREAM is a fully diversified real estate investment and asset management company with a scope of business that includes real estate asset management and advisory services encompassing commercial real estate and real estate development, as well as investments in Canadian renewable energy infrastructure assets.  At June 30, 2009, DREAM managed assets with an estimated value of $3.1 billion.

(in thousands of dollars)
For the six months ended June 30	2009	2008
Revenues	$4,709	$9,778
Expenses	2,063	3,466
Margin	$2,646	$6,312
Termination fee	2,500	-
	$5,146	$6,312
Value of assets under management	$3,100,000	$5,500,000

Management fee revenue decreased to $4.7 million in the first six months of 2009, from $9.8 million in the same period of 2008, mainly due to the termination of an asset management agreement with GE Real Estate Canada (“GE”).  During the first six months of 2009, DREAM generated $5.1 million of operating margins, a $1.2 million decrease from the same period in 2008.  The decrease reflects the termination of the asset management agreement as well as a decline in acquisition activity, partially offset by a one-time $2.5 million termination payment received in the first quarter.

DREAM continues to lay the foundation for future business and is well positioned to administer increased investment activity as markets improve.

Real Estate Assets
Real estate assets decreased by approximately 2% since December 31, 2008 to $436.1 million at June 30, 2009.

(in thousands of dollars)
As at	June 30, 2009	% Change	December 31, 2008
Land	$300,472	5%	$285,346
Housing and condominiums	76,436	(21%)	96,929
Revenue properties	59,235	(7%)	63,951
	$436,143	(2%)	$446,226

Dundee Realty owns a 50% interest in the Distillery Historic District (the "co-ownership") and at the time of acquisition provided funds to the other co-owners to invest in the co-ownership.  The co-ownership was considered a variable interest entity ("VIE") and Dundee Realty had been consolidating the accounts of the co-ownership.  In the current quarter, the co-owners repaid the funds owed to Dundee Realty from sales proceeds received from Distillery condo sales and, as a result, Dundee Realty has determined that the co-ownership is no longer a VIE.  Accordingly, in the current quarter, Dundee Realty deconsolidated 50% of the co-ownership, including capital, real estate and other assets of $26.0 million and corporate debt, net of other working capital $23.4 million.

DUNDEE CORPORATION

Land Under Development and Land Held for Development
Dundee Realty’s portfolio of land under development and held for development extends across the country and into the United States.  The carrying value of Dundee Realty’s portfolio of land under development and held for development increased to $300.5 million, a 5% increase over $285.3 million at December 31, 2008.

(in thousands of dollars except for acres and number of lots)
	Land Held for Development		Land Under Development
				Number of	Total
	Cost	Acres	Cost	Lots	Cost
Saskatoon	$44,656	2,335	$35,971	368	$80,627
Regina	16,543	1,178	24,537	205	41,080
Calgary	65,044	1,015	16,951	-	81,995
Edmonton	35,111	574	39,861	405	74,972
Toronto	942	-	14,202	2	15,144
USA	6,654	7	-	-	6,654
	$168,950	5,109	$131,522	980	$300,472

Aggregate development costs on land were approximately $17.5 million during the first six months of 2009 and were incurred mainly in Regina and are related to the Harbour Landing project.  Dundee Realty is focusing on the current projects that it has under development and will increase inventory levels only in response to new demand.

(in thousands of dollars)
Balance of land inventory, December 31, 2008	$285,346
New acquisitions completed during the period	4,200
Costs of development	17,464
Transfer to cost of goods sold	(8,780)
Transfer land from condo development	2,770
Other	(528)
Balance of land inventory, June 30, 2009	$300,472

Inventory of Housing and Condominiums
Housing and condominium inventory decreased 21% to $76.4 million as at June 30, 2009 compared with $96.9 million at December 31, 2008.

(in thousands of dollars)
Balance of housing and condominium inventory, December 31, 2008	$96,929
New acquisitions completed during the period	-
Costs of development	30,747
Transfer to cost of goods sold	(36,747)
Transfer cost to revenue properties/land	(3,108)
Deconsolidation of variable interest entity	(8,025)
Other	(3,360)
Balance of housing and condominium inventory, June 30, 2009	$76,436

Construction is complete for the 383-unit Pure Spirit condominium project at The Distillery Historic District in Toronto and registration has been received.  Closings occurred in May 2009, generating proceeds of $84.0 million which was used to repay construction financing of approximately $58.6 million, with the balance reducing the amount owing on Dundee Realty’s revolving term credit facility.  The southeast corner project, originally a two-tower condominium development project on the Distillery site, has been modified into a two-phase project with re-zoning and official plan amendments having been approved.

DUNDEE CORPORATION

Phase 1 of the project, the 354-unit Clear Spirit tower, is 85% pre-sold at June 30, 2009 and construction is expected to commence in August 2009, with anticipated closings in 2012.

Construction is complete on the Base Camp One project, a 64-unit flagship residential lodge in a prime ski in/ski out location at the Sol Vista ski area located in Granby, Colorado.  As at June 30, 2009, 34 units were pre-sold with five closings completed.  Dundee Realty is proceeding with the closing process.

The table below illustrates some of the more significant projects being undertaken by Dundee Realty in the housing and condominium business:

(in thousands of dollars)
		Number of
As at June 30, 2009	Location	houses/condo units	Cost
Single family homes	Saskatoon	55	$13,154
	Regina	69	10,853
	Toronto	4	511
			24,518
Condominiums
Pure Spirit	Toronto	21	436
Clear Spirit	Toronto	347	7,094
Corktown	Toronto	319	14,337
Base Camp One	Colorado	59	27,413
Other		2	2,638
			51,918
			$76,436

Revenue Properties

(in thousands of dollars)
Balance of revenue properties, December 31, 2008	$63,951
New acquisitions completed during the period	1,109
Additions during the period	15,073
Depreciation and amortization	(2,437)
Deconsolidation of variable interest entity	(17,945)
Other	(516)
Balance of revenue properties, June 30, 2009	$59,235

During the first six months of 2009, Dundee Realty, through its 20% interest in Firelight Infrastructure Fund, invested $14.1 million in the Dalhousie Mountain windmill project in Nova Scotia.  The investment was used to fund wind turbines and site preparation costs.  The project is on time and on budget with all financing in place.  Operations are expected to commence before the end of 2009.

Real Estate Debt
Real estate debt as at June 30, 2009 was $167.5 million (December 31, 2008 - $268.8 million) including $62.4 million relating to a revolving term credit facility, with the balance divided among mortgages on revenue properties, land servicing loans, vendor take back financing of land purchases and housing construction loans.  Debt is generally secured by charges on specific properties to which the debt relates.  As at June 30, 2009, $53.7 million (December 31, 2008 - $59.0 million) of aggregate debt in our real estate segment is subject to a weighted average fixed interest rate of 7.14% (December 31, 2008 – 6.26%) and matures between 2009 and 2030.  A further $113.8 million (December 31, 2008 - $209.8 million) of real estate debt, including debt on the demand revolving credit facilities, is subject to a weighted average variable interest rate of 3.46% (December 31, 2008 – 4.29%).

The demand revolving credit facilities include a revolving term credit facility available up to a formula-based maximum not to exceed $150 million.  The facility bears interest at prime plus 0.625% or at corporate bankers’ acceptance rate plus 2.125%.  The facility is secured by a general security agreement and first charges against lots and parcels, as well as certain land held for

DUNDEE CORPORATION

development in Saskatoon, Regina, Calgary and Edmonton.  At June 30, 2009, Dundee Realty had drawn $95.8 million against its revolving term credit facility, including $33.3 million in the form of letters of credit.

 ➢ OTHER REAL ESTATE OPERATIONS

Dundee REIT
Dundee REIT is an unincorporated, real estate investment trust and is a leading provider of high quality, affordable business premises.  It is focused on owning, acquiring, leasing and managing mid-sized urban and suburban office and industrial properties in Canada.  At June 30, 2009, Dundee REIT’s portfolio consisted of approximately 6.8 million square feet of gross leaseable area, located primarily in western Canada.

At June 30, 2009, Dundee Corporation owned 0.8 million Dundee REIT units and 3.5 million units of DPLP, representing a combined 20% interest in Dundee REIT.  At June 30, 2009, the market value of our investment in Dundee REIT was $64 million.  Pursuant to the exchange feature of our Exchangeable Debentures, we have an obligation to deliver up to a maximum of 320,840 of these units which, at June 30, 2009, had a market value of $4.8 million.  We have pledged sufficient Dundee REIT units against this liability to fully satisfy any potential obligation.

Equity losses for the six months ended June 30, 2009 include $1.8 million relating to our investment in Dundee REIT.  In the second quarter of 2009, Dundee REIT recognized a $9.0 million provision against a US property, of which our share aggregated $1.8 million.  The loss offset $1.3 million of equity earnings that we recorded in the first quarter of this year.  In addition, during the six months ended June 30, 2009, we recorded a dilution loss of $1.3 million following the issuance by Dundee REIT of units pursuant to its distribution reinvestment program.  In aggregate, our investment in Dundee REIT resulted in equity losses of $1.8 million in the first half of 2009 compared with equity earnings of $0.9 million in the same period of 2008.

We received distributions from Dundee REIT of $4.6 million during the first six months of 2009 compared with $4.2 million in the same period of 2008.  All of the distributions received during the first half of 2009 were in cash.

RESOURCES SEGMENT

The net loss in the resources segment for the six months ended June 30, 2009, was $1.0 million compared to earnings of $1.5 million during the same period of 2008.  Earnings from resource-based equity accounted investments were $1.5 million during the first six months of 2009 compared with equity earnings of $2.8 million in the same period of 2008.

Eurogas Corporation

Spanish Oil and Gas Projects
Eurogas' 73.7% owned subsidiary, Castor UGS Limited Partnership (“CLP”), holds a 33% interest in the Castor Exploration Permit through its investment in Escal, giving Eurogas an effective interest of 24.6% in the Castor UGS Project.  The Castor Exploration Permit covers the abandoned Amposta Oilfield, which will be utilized by Escal for its underground gas storage project (“Castor UGS Project”).

On December 20, 2007, CLP entered into agreements with ACS Servicios Comunicaciones y Energia, S.L. (“ACS”) and Enagas, S.A. (the “ACS Transaction”).  Under the terms of the ACS Transaction, ACS agreed that it would repay to CLP most of the amounts it previously invested in the Castor UGS Project.  As at December 31, 2008, CLP had received $41.1 million (€25.7 million) pursuant to the agreement.  In the first quarter of 2009, Eurogas received a further payment in the amount of $2.3 million (€1.4 million) which is the full amount CLP expects to receive at this time.  CLP may receive further amounts up to a maximum of $4.1 million (€2.6 million) at a future date, should some or all of the expenditures associated with those investments be recognized for remuneration within the Castor UGS Project.

In accordance with the terms of the ACS Transaction, ACS is responsible for providing equity and arranging bridge and project financing for the Castor UGS Project, including providing all guarantees that may be required from the lenders and by local and

DUNDEE CORPORATION

central governments to the point of formal commissioning of the project into the Spanish gas system, which is now expected sometime in mid 2012.

Eurogas International Inc.

Tunisian Oil and Gas Projects

Business Reorganization of Eurogas International Inc.
In 2008, Eurogas completed a restructuring plan that distributed 100% of its common share interest in EII as a dividend-in-kind to shareholders of Eurogas (the “Restructuring”), such that each shareholder of Eurogas received one newly issued common share of EII for every five shares of Eurogas held.  Immediately prior to the Restructuring, Eurogas had exchanged its previous interest in the common shares of EII for 32,150,000 newly issued Series A Preference Shares and 31,143,635 newly issued common shares of EII that were then distributed as a dividend.  Eurogas continues to hold the Series A Preference Shares which pay a fixed preferential cumulative dividend of 4% per annum and have a redemption value of $32.15 million.  The Series A Preference Shares may be redeemed, at the option of either EII or Eurogas, at any time.  Eurogas has indicated that it does not intend to exercise its redemption entitlement until 2011 or later.  On March 31, 2009, the common shares of EII were listed on the Canadian National Stock Exchange (“CNSX”).

Agreement with Delta Hydrocarbons B.V.
On April 8, 2008, EII and Atlas Petroleum Exploration Worldwide Ltd. (“APEX”), its operating partner, announced that they had entered into a series of agreements (the “Delta Agreements”) with Amsterdam-based Delta, whereby Delta acquired a 50% interest in the Sfax Permit and the Ras El Besh Concession (the “Joint Venture”) and a 50% interest in Innovative Production Services, Ltd. (“IPS”) in exchange for the expenditure by Delta of an aggregate US$125 million.  The arrangements with Delta provided that in the event Delta did not fulfill its spending commitment, the 50% participating interest that was assigned to Delta would be subject to reversal and EII’s and APEX’s interest in the Joint Venture and IPS would revert to 45% and 55%, respectively.

On May 22, 2009, EII announced that, together with APEX, it had reached an agreement with Delta with respect to Delta's previously expressed desire to exit from the Joint Venture and the related agreements.  Under this agreement, Delta reassigned its 50% participating interest in the Sfax Permit and the REB-3 concession and transferred its shares in IPS to the remaining Joint Venture partners, including EII.  In exchange, Delta will be entitled to a portion of certain payments, if and when received by the Joint Venture, including a share, ranging from 20% to 34.2%, of the proceeds from the cost oil portion of any future production revenues and a share of the proceeds from any sale or lease of assets.

During the term of Delta’s farmout agreement, capital expenditures in respect of the Tunisian asset pool were substantially funded by Delta pursuant to its US$125 million spending commitment.  On completion of the reassignment, EII's participating interest in the Sfax Permit, Ras-El-Besh concession and IPS reverted to 45% and APEX's participating interest reverted to 55%.  Accordingly, EII is responsible for 45% of ongoing capital expenditures related to these activities.

Breakwater Resources Ltd.

Breakwater is a mining, exploration and development company which produces zinc, copper, lead and gold concentrates.  During the first half of 2009, Breakwater had operations in Canada, Chile and Honduras.  Breakwater also owns base metal and gold exploration properties in Canada, Honduras, Chile and Tunisia.

In the second quarter of 2009, Breakwater completed a public offering of its common shares for net proceeds of $21.4 million.  The offering included the issuance of 230 million units of Breakwater at $0.10 per unit.  Each unit consisted of one common share and one-half of a warrant.  Each whole warrant entitles the holder to purchase one common share at a price of $0.12 per share until April 9, 2014.  In order to maintain its pro rata ownership interest in Breakwater, Dundee Corporation purchased 58 million units pursuant to the offering at a cost of $5.8 million.

During the six months ended June 30, 2009, Breakwater reported a net loss of $11.0 million on gross sales revenues of $105.0 million, compared with net earnings of $1.2 million on gross sales revenues of $197.0 million during the same period of 2008.

DUNDEE CORPORATION

As a result of declines in commodity prices and the overall general deterioration of the global economic outlook experienced in the latter part of 2008, Breakwater had temporarily suspended the operations of its Langlois mine in Quebec, affecting ongoing operating results in the first six months of this year.

Concentrate sold during the first half of 2009 decreased by 30% over concentrate sold in the relative prior period, partially as a result of the temporary suspension of the Langlois mine.  This resulted in a $91.9 million or 47% decrease in gross sales revenue compared with the same period of the prior year.  Partially offsetting the effect of lower gross sales revenue and concentrate sold, is a $45.8 million reduction in direct operating costs and cost improvements at all remaining operations.  Breakwater has also curtailed exploration activities and reduced associated expenses in light of the current market environment.

In the first quarter of 2009, Breakwater entered into a royalty agreement with Red Mile Resources No. 6 Limited Partnership whereby Breakwater sold a “Basic Royalty” on a portion of the payable zinc production, over the life of the Myra Falls mine located in British Columbia.  Breakwater received $26.2 million in consideration, which included royalty income of $23.4 million and indemnity fees and interest of $2.8 million.  The royalty income is considered an obligation of Breakwater and will attract a royalty payment over the life of the obligation that will be recorded by Breakwater as an expense.  The fees and interest received will be brought into income over the life of the agreement.

Our share of losses from our investment in Breakwater was $0.5 million for the six months ended June 30, 2009.  At June 30, 2009, we held 171 million shares of Breakwater, representing a 25% interest.  The market value of our investment was approximately $48.7 million.  In addition, we acquired 28.9 million warrants as a result of our participation in Breakwater’s public financing.  These warrants are listed on the TSX (BWR.WT.A).  At June 30, 2009, these warrants had a market value of approximately $4.6 million.

Dundee Precious Metals Inc.

Dundee Precious is a Canadian based, international mining company engaged in the acquisition, exploration, development and mining of precious metals properties.  Its primary interests include a 100% ownership in the Bulgarian-based Chelopech mine, a producer of gold, copper and silver concentrate.  Through its 95% ownership of Deno Gold Mining Company CJSC (“Deno Gold”), Dundee Precious also has an interest in the Kapan mine, a gold, copper and silver concentrate producer, operating in Armenia.  Dundee Precious also holds a 100% interest in the Krumovgrad development stage gold property in Bulgaria, and numerous other exploration properties in one of the larger gold-copper-silver mining areas in Serbia.

In response to positive regulatory and operational advances made by Deno Gold in the five-month period during which the Kapan mine facilities were on care and maintenance, Dundee Precious elected to restart operations in April 2009 and achieved full production of 30,000 tonnes of ore mined in the month of June.  In addition, during the second quarter of 2009, Dundee Precious completed the sale of its Back River exploration project in Nunavut to Sabina Silver Corporation (“Sabina”) in exchange for $7.0 million in cash, 17 million common shares, and 10 million special warrants of Sabina.  As of June 30, 2009, Dundee Precious held 16% of the issued and outstanding common shares of Sabina.

During the six months ended June 30, 2009, Dundee Precious reported a net loss of $2.8 million compared with a net loss of $5.7 million in the same period of 2008.  The lower net loss was mainly due to a decrease in exploration and administrative expenses, partially offset by a decrease in gross profits from mining operations.

Gross profits from mining operations were $13.1 million during the six months ended June 30, 2009 compared with gross profits of $21.7 million in the corresponding period of the prior year.  The decrease in gross profits from operations was primarily due to a 50% decrease in copper prices, although partially mitigated by higher deliveries of concentrates and lower production costs at Chelopech, as well as reduced operating losses in Deno Gold.

Earnings in the six months ended June 30, 2009 reflect investment income of $0.2 million, compared with investment earnings of $1.0 million in the same period last year.

DUNDEE CORPORATION

During the first six months of 2009, we recorded equity gains of $4.8 million in respect of our investment in Dundee Precious.  At June 30, 2009, we held approximately 19.4 million shares and 3.9 million warrants of Dundee Precious, representing an interest of approximately 20%, and an aggregate market value of $35.2 million.

Other Equity Accounted Investments in Dundee Resources

Odyssey Resources Ltd. – Odyssey is a Canadian-based junior exploration company whose focus has been in Morocco and Turkey.  As at June 30, 2009, we held 11.4 million shares of Odyssey with a market value of $2.6 million, representing an approximate 43% interest.  Our share of losses from our investment in Odyssey was $1.5 million for the six months ended June 30, 2009.

Valdez Gold Corporation – Valdez’ business is the acquisition, exploration and subsequent development of mineral resource properties in Mexico, including the Los Jarros and Jarros Norte properties in the province of Chihuahua, as well as other geologically attractive countries with stable political and investment climates.  As at June 30, 2009, we held 26.5 million shares of Valdez with a market value of $2.6 million, representing an approximate 33% interest.  During the six months ended June 30, 2009, we realized a loss of $0.4 million (2008 – $0.1 million of earnings) in respect of our share of losses from this investment.

Corona Gold Corporation – Corona is a resource-focused exploration, development and investment company.  At June 30, 2009, we held approximately 5.0 million shares of Corona with a market value of $1.9 million representing an approximate 26% interest.  For the six months ended June 30, 2009, we recorded a loss of $0.9 million (2008 – $0.2 million) representing our share of losses incurred by Corona.

Other Portfolio Investments

African Minerals Limited – African Minerals Limited (“African Minerals”) is a mineral exploration and development company with significant interests in Sierra Leone, West Africa.  Subsequent to the end of the second quarter of 2009, the Company purchased 4 million common shares of African Minerals for $18.4 million.  The common shares were purchased as part of a 25.5 million treasury issue of new common shares that allowed African Minerals to raise gross proceeds of £63.8 million.  The proceeds of the financing will be used to fast track work on a feasibility study of the Tonkolili iron ore deposit and its associated port, rail and power infrastructure projects, and to provide general working capital.

OTHER INVESTMENTS AND CORPORATE COSTS

Income from Corporate Investments
Dundee Corporation owns several other public and private investments in a variety of industry sectors.  Revenues from these investments include net realized gains on sales of investments and dividend and interest income.  Gains and losses on investments are not recognized in earnings until realized, although provisions for impairment in value are made when deemed appropriate.  Unrealized gains and losses on securities designated as AFS are recorded as a component of OCI.

Selling, General and Administrative
Generally, head office costs, including costs associated with corporate governance and related public company costs, are accumulated and reported as head office costs and are not allocated to other operating segments.  These costs were $2.7 million during the first six months of 2009 compared with $6.1 million during the same period of 2008, primarily driven by lower compensation and incentive costs.

DUNDEE CORPORATION

Corporate Interest Expense
Corporate interest expense was $7.8 million in the first two quarters of 2009 compared with $3.0 million for the same period in 2008.  Included in interest expense is a mark-to-market adjustment loss of $2.4 million related to the redemption right on our 5.00% cumulative redeemable first preference shares, series 1.  For accounting purposes, the redemption right is considered an embedded derivative and is therefore reported in earnings on a mark-to-market basis.  In the first six months of the prior year, we had recorded a $1.6 million adjustment gain relating to this embedded derivative.

OTHER CONSOLIDATED BALANCES AND CAPITAL STRUCTURE

Goodwill and Other Intangible Assets
(in thousands of dollars)
		Investment	Institutional
		Management	Management	Funds under	Customer
	Goodwill	Contracts	Contracts	Administration	Relationships	TOTAL
Balance, December 31, 2008	$375,967	$336,548	$15,596	$9,460	$3,213	$740,784
Amortization	-	-	(821)	(473)	(665)	(1,959)
Allocation of step purchase fair value decrease	(1,198)	(710)	-	-	-	(1,908)
Balance, June 30, 2009	$374,769	$335,838	$14,775	$8,987	$2,548	$736,917

6,000,000 5.00% Cumulative Redeemable First Preference Shares, Series 1 (“Series 1 Shares”)
Note 14 to the 2008 Audited Consolidated Financial Statements provides a summary of the terms of the Series 1 Shares which were issued in June, 2006.  In accordance with Canadian GAAP, certain terms of the Series 1 Shares require that they be classified as debt rather than equity.  Accordingly, dividends on the Series 1 Shares are included as interest expense on the consolidated statements of operations on an accrual basis.

Corporate Debt
Revolving Term Credit Facilities ─ The Company’s $150 million revolving term credit facility is established with a Canadian chartered bank and expires on September 9, 2009.  The credit facility is subject to annual renewal and the Company is currently in negotiations as to the terms and conditions of the renewal.  The Company currently anticipates that the credit facility will be renewed prior to the expiry date.

The current credit facility provides for a tiered interest rate structure based on the Company’s public debt rating.  Based on the Company’s current debt rating, draws on the credit facility bear interest, at the Company’s option, at a Canadian chartered bank’s prime lending rate plus 0.25% or Corporate Banker’s Acceptance Rate plus 1.25%.  The Company is subject to a standby fee of 0.375% on unused amounts under the facility.  As at June 30, 2009, the Company had borrowed $108.2 million pursuant to the credit facility.

5.85% Exchangeable Unsecured Subordinated Debentures ─ The Company’s 5.85% exchangeable unsecured subordinated debentures (“Exchangeable Debentures”) mature on June 30, 2015.  Each $1,000 Exchangeable Debenture can be exchanged, at the option of the holder, for 33.6134 units of Dundee REIT, subject to certain conditions.  This represents an exchange price of $29.75 per Dundee REIT unit.  At June 30, 2009, approximately $9.5 million remained outstanding pursuant to these Exchangeable Debentures.  We have placed sufficient units into escrow to satisfy any potential obligation pursuant to the Exchangeable Debentures.

Debt of our Subsidiaries
A more detailed discussion of corporate debt in each of our business segments is discussed under “Segmented Results of Operations – Changes in Financial Condition” in respect of each of our business segments.

DUNDEE CORPORATION

Future Income Tax Liabilities
The Company’s net future income tax liability at June 30, 2009 was $18.4 million (December 31, 2008 –$3.0 million) which represents future income tax assets of $188.7 million (December 31, 2008 – $212.4 million), offset by future income tax liabilities of $207.1 million (December 31, 2008 – $215.4 million).

Significant changes in future income tax balances during the first six months of 2009 were:

✓	A decrease in future income tax assets of approximately $13.4 million relating to fair value adjustment gains recognized on the FRNs;

✓	A decrease in future income tax liabilities of approximately $11.1 million, attributable largely to a significant reduction in tax reserves on outstanding receivables on land sales; and

✓	An increase in future income tax liabilities of $8.5 million relating to net income earned through a partnership structure that is deferred annually for tax purposes.

Non-Controlling Interest
Non-controlling interest increased during the first half of 2009 to $628.0 million from $615.1 million at the end of 2008.

(in millions of dollars)
	Dundee		Dundee
	Wealth	Eurogas	Realty	TOTAL
Balance, December 31, 2008	$516.0	$48.7	$50.4	$615.1
Net earnings (loss)	14.0	(0.8)	0.5	13.7
Other comprehensive income (loss)	6.5	-	(0.6)	5.9
Cash distributions/dividends	(3.0)	(0.3)	-	(3.3)
Deconsolidation of variable interest entity	-	-	(2.6)	(2.6)
Other transactions	0.6	0.4	(1.9)	(0.9)
Balance, June 30, 2009	$534.1	$48.0	$45.8	$627.9

Share Capital
As at June 30, 2009, there were 71,135,289 Class A subordinate shares and 3,119,488 Class B common shares outstanding. During the first half of 2009, we issued 240,000 Class A subordinate shares on the exercise of options at an average price of $4.83 per share.  Pursuant to our normal course issuer bid, during the first six months of 2009, the Company acquired 260,700 Class A subordinate voting shares for cancellation at an aggregate cost of $1.1 million.

As at June 30, 2009, we had granted 2,619,612 options with a weighted average exercise price of $7.28, all of which were exercisable, as holders had met the vesting criteria.  During the first half of 2009, an aggregate of 700,032 options expired unexercised.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Significant Sources and Uses of Cash and Cash Equivalents
As at June 30, 2009, cash and cash equivalents were $247.9 million compared with $167.6 million at December 31, 2008.  We incurred net cash inflows from continuing operations during the first half of 2009 of $80.3 million (June 30, 2008 - $20.7 million).

DUNDEE CORPORATION

Significant cash flows during the six months ended June 30, 2009 are as follows:

Significant Cash Flows from Operating Activities

✓
The effect of changes in client account balances and securities owned and sold short held by DundeeWealth will vary significantly on a day-to-day basis as previously noted.  These changes will cause movements in cash in our operating subsidiaries.  Changes in cash resulting from these types of transactions may not necessarily reflect any meaningful change in our own financial position, or that of DundeeWealth.  During the first six months of 2009, variations in these balances resulted in net cash inflows of $132.1 million (2008 – $1.2 million cash outflows).

✓
In the first six months of the prior year, Eurogas purchased $35.0 million of investments with proceeds received as part of the ACS Transaction.  This investment increased cash outflows relating to securities owned and sold short by a corresponding amount.

✓
Changes in bank indebtedness reflects the use of DundeeWealth’s brokerage subsidiary’s call loan facilities.  These balances may also vary significantly on a period-by-period basis.  During the six months ended June 30, 2009, DundeeWealth drew $13.7 million (2008 – $60.4 million) against these facilities, increasing cash inflows correspondingly.

✓
Working capital amounts in our accounts receivable, net of amounts payable balances generated cash inflows of $7.6 million in the first half of 2009.  In the first two quarters of the prior year, these working capital items generated operating cash inflows of $52.3 million on a net basis, some of which related to the receipt of performance fee revenues earned on December 31, 2007.

✓
Dundee Realty utilized cash of $59.6 million in respect of the development of land, housing and condominium inventory.  During the same period of 2008, these real estate activities required cash of approximately $34.4 million.

✓
Other changes in working capital relating to real estate activities generated operating cash inflows of $49.4 million, an increase over operating cash inflows from working capital of $40.7 million in the first six months of 2008.

Significant Cash Flows from Investing Activities
✓	Gross additions of new AUM were $2.8 billion in 2009 (2008 – $5.0 billion). Sales commissions paid on these new AUM were $38.5 million (2008 – $64.7 million).
✓
During the first half of 2009, we invested $26.1 million (2008 – $49.3 million) in new investments or in acquiring an increased interest in existing investments in our portfolio of AFS securities.  Proceeds from sales of corporate investments were $3.8 million in the six month period ended June 30, 2009 (2008 – $102.0 million).  Cash flows from these investment activities will vary from period to period and is dependent on trading activity.

✓
Real estate acquisitions and development activities (other than for inventory referred to above) required cash of $19.3 million in the first half of 2009 compared with $7.5 million in the same period of 2008.

Significant Cash Flows from Financing Activities
✓	During the first half of 2009, we purchased 260,700 Class A subordinate shares for cancellation under our normal course issuer bid at an aggregate cost of $1.1 million.
✓
During the first half of 2009, DundeeWealth repaid $73.0 million (2008 – $24.9 million) of its revolving term credit facility.  The repayment was made using funds generated from operating activities, as well as the receipt of $42.7 million of principal and interest from DundeeWealth’s investments in ABCP and FRNs, and $12.7 million from the sale of its Quebec-based mutual fund dealer and insurance distribution operations.

✓	We drew $26.2 million against our own revolving term credit facility.
✓	Our subsidiaries paid dividends to shareholders and/or distributions to non-controlling limited partners of $3.3 million.

DundeeWealth’s main operating subsidiaries function in regulated environments and are therefore required to maintain levels of capital in liquid assets in accordance with regulatory requirements.  At June 30, 2009, all of DundeeWealth’s regulated entities exceeded their minimum regulatory capital requirements.  DundeeWealth’s investment management activities had working capital in excess of minimum requirements of $50.4 million (December 31, 2008 – $45.2 million).  In DundeeWealth’s brokerage segment, certain amounts of subordinated debt were repaid in order to better align excess working capital with cash management strategies and current business needs.  As a result, this segment reported excess regulatory capital of $21.9 million at June 30, 2009 (December 31, 2008 – $64.2 million).  The amount of capital that exists within the regulated entities in DundeeWealth’s brokerage division dictates the level of business operations within the securities firm, including margin lending, securities trading

DUNDEE CORPORATION

and corporate finance commitments.  DundeeWealth’s ability to transfer cash resources out of these regulated entities may be limited by their requirement to comply with regulatory capital formulas.

Cash Requirements
The Company’s $150 million revolving term credit facility allows us to manage our cash flow requirements by not having to dispose of investments at an inopportune time.  At June 30, 2009, we had drawn an aggregate of $108.2 million pursuant to the terms of this credit facility.

On an ongoing and consolidated basis, the Company will require cash to support regulatory capital in its regulated subsidiaries, to support new business initiatives, to finance the sales commissions associated with new products, to develop our real estate inventory and our resource related properties, to purchase corporate investments, to meet the obligations under our other contractual commitments and to finance interest and dividend payments on our preference shares and debt obligations.  The potential success of our business initiatives may necessitate increased capital beyond anticipated levels.

A recurring capital requirement within DundeeWealth is the financing required for mutual fund sales commissions, which DundeeWealth continues to fund internally, thereby permitting it to retain all of the management fees and redemption fees associated with the new assets and to benefit from the tax deduction associated with the commission expense.  From time to time, DundeeWealth elects to be a seed investor in new products which it launches.  During the first six months of 2009, DundeeWealth continued to reduce its borrowings pursuant to its credit facility.  As a result, at June 30, 2009, DundeeWealth had approximately $403.4 million in unutilized borrowings under its credit facility.

As discussed above, DundeeWealth’s brokerage operations must comply with a regulatory capital formula.  The brokerage subsidiary requires additional capital if its operating levels increase, and also if it incurs significant losses or increases its exposures as determined by the capital formula.  For example, in periods of significant decline in equity values such as those experienced during the latter part of 2008, additional levels of capital may be required to support client lending in margin accounts.

Our real estate segment requires working capital to finance development of planned land and housing and condominium projects.  The revolving term credit facility of $150 million in our real estate segment provides us with increased flexibility to operate this business efficiently.

We believe that our operating cash flows, combined with our available lines of credit, provide sufficient cash resources for the Company to conduct its operations for the foreseeable future.

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS
Three months ended June 30, 2009 compared with the three months ended June 30, 2008

(in thousands of Canadian dollars)						2009
	Wealth			Other Investments
For the three months ended June 30, 2009	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$101,868	$-	$-	$-	$-	$101,868
Redemption fees	3,230	-	-	-	-	3,230
Financial services	80,282	-	-	276	(276)	80,282
Real estate revenue	-	55,715	-	-	-	55,715
Investment income (loss)	2,855	(108)	1,345	2,174	(1,741)	4,525
	188,235	55,607	1,345	2,450	(2,017)	245,620
EXPENSES
Selling, general and administrative	71,828	1,180	2,400	450	(275)	75,583
Variable compensation	45,537	-	-	-	-	45,537
Trailer service fees	29,983	-	-	-	-	29,983
Operating costs, real estate	-	40,108	-	-	-	40,108
	147,348	41,288	2,400	450	(275)	191,211
OPERATING EBITDA	40,887	14,319	(1,055)	2,000	(1,742)	54,409
Amortization of deferred sales commissions	21,796	-	-	-	-	21,796
Depreciation, depletion and amortization	3,285	1,336	279	492	-	5,392
Interest expense	4,367	2,781	716	2,803	(2,560)	8,107
Equity (earnings) losses	-	1,176	(2,867)	-	-	(1,691)
Fair value adjustments	(45,592)	-	-	-	-	(45,592)
Foreign exchange (gain) loss	(5,064)	-	292	(241)	-	(5,013)
Gain on exchangeable debentures	-	-	-	-	-	-
OPERATING EARNINGS (LOSS)	62,095	9,026	525	(1,054)	818	71,410
Non-controlling interest	(21,528)	855	791	-	-	(19,882)
	40,567	9,881	1,316	(1,054)	818	51,528
NON-SEGMENTED ITEMS
Dilution gains						462
Income taxes						(22,117)
Net earnings (loss) from continuing operations	40,567	9,881	1,316	(1,054)	818	29,873
Gain from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	-	-	-	-	-	-
NET EARNINGS (LOSS) FOR THE PERIOD	$40,567	$9,881	$1,316	$(1,054)	$818	$29,873

(in thousands of Canadian dollars)	2008
	Wealth			Other Investments
For the three months ended June 30, 2008	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$127,401	$-	$-	$-	$-	$127,401
Redemption fees	4,123	-	-	-	-	4,123
Financial services	97,693	-	-	438	(438)	97,693
Real estate revenue	-	49,227	-	-	-	49,227
Investment income (loss)	4,327	(115)	653	3,230	(2,497)	5,598
	233,544	49,112	653	3,668	(2,935)	284,042
EXPENSES
Selling, general and administrative	77,991	649	1,586	3,152	(438)	82,940
Variable compensation	63,316	-	-	-	-	63,316
Trailer service fees	37,697	-	-	-	-	37,697
Operating costs, real estate	-	34,275	-	-	-	34,275
	179,004	34,924	1,586	3,152	(438)	218,228
OPERATING EBITDA	54,540	14,188	(933)	516	(2,497)	65,814
Amortization of deferred sales commissions	20,162	-	-	-	-	20,162
Depreciation, depletion and amortization	3,152	1,090	24	452	-	4,718
Interest expense	4,502	2,520	1,101	2,325	(3,315)	7,133
Equity earnings	-	(214)	(3,822)	-	-	(4,036)
Fair value adjustments	-	-	-	-	-	-
Foreign exchange gain	(474)	-	(1,498)	(38)	-	(2,010)
Gain on exchangeable debentures	-	-	-	(342)	-	(342)
OPERATING EARNINGS (LOSS)	27,198	10,792	3,262	(1,881)	818	40,189
Non-controlling interest	(8,119)	(1,650)	201	-	-	(9,568)
	19,079	9,142	3,463	(1,881)	818	30,621
NON-SEGMENTED ITEMS
Dilution losses						(4,798)
Income taxes						(19,238)
Net earnings from continuing operations	19,079	9,142	3,463	(1,881)	818	6,585
Gain from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	-	-	-	-	-	-
NET EARNINGS (LOSS) FOR THE PERIOD	$19,079	$9,142	$3,463	$(1,881)	$818	$6,585

DUNDEE CORPORATION

QUARTERLY CONSOLIDATED RESULTS OF OPERATIONS

Three months ended June 30, 2009 compared with the three months ended June 30, 2008

Net earnings in the second quarter of 2009 were $29.9 million, an increase of $23.3 million over net earnings of $6.6 million in the second quarter of 2008.

SEGMENTED EARNINGS INFORMATION FOR THE SECOND QUARTER OF 2009

DundeeWealth Inc.
In the second quarter of 2009, DundeeWealth earned EBITDA of $40.7 million and net earnings from continuing operations of $42.1 million.  This compares with EBITDA of $54.8 million and net earnings from continuing operations of $15.9 million in the second quarter of 2008.  Included in the second quarter results of the current year is the $46.0 million pre-tax fair value adjustment gain relating to DundeeWealth’s portfolio of FRNs.  There were no comparable fair value adjustments in the second quarter of the prior year.  Excluding the impact of the fair value adjustment gain against FRNs, DundeeWealth’s net earnings from continuing operations in the second quarter of 2009 declined to $9.4 million compared with earnings of $15.9 million in the second quarter of 2008.  Consistent with results experienced throughout the first half of 2009, the decline in both EBITDA and net earnings from operations follows the decline in AUM experienced during the last four months of 2008 and the resulting impact to operating revenues.

While DundeeWealth continued to experience strong asset gathering activities relative to its industry peers, average AUM decreased to $26.9 billion in the second quarter of 2009 compared with $28.5 billion in the second quarter of 2008, reflecting market depreciation in underlying assets.  Lower levels of AUM reduced management fee revenues, which declined to $100.9 million in the second quarter of 2009 compared with $126.3 million earned in the same period of 2008.  Associated trailer service fee expense, before intercompany eliminations, decreased to $31.4 million in the second quarter of this year compared with $39.7 million in the second quarter of 2008, consistent with the decrease in value of trailer fee paying AUM.

Financial services activities in DundeeWealth generated gross margins of $32.6 million in the second quarter of 2009 compared with $34.4 million in the same period of 2008.  Approximately 60% (2008 – 50%) of gross margin in the second quarter was generated by capital markets activities, with the balance attributed to retail distribution.

Financial services revenues include retail commissions and trailer service fee revenues which declined in the second quarter of 2009 compared with results in the second quarter of 2008.  While consistent with the impact of the market downturn on DundeeWealth’s AUA, the decrease also reflects the departure of assets related to advisors that were part of the sale to Industrial Alliance in the fourth quarter of 2008.

Variable compensation expense relating to retail distribution activities was $47.1 million (2008 – $67.9 million), resulting in a contribution margin of 22% (2008 – 20%).  The increase in contribution margin is reflective of a restructured compensation schedule as well as a proportionately lower percentage of commission and trailer service fee revenues from assets that are generally subject to a higher variable compensation amount.

Corporate finance revenue was $13.2 million in the second quarter of 2009 compared with $8.5 million in the second quarter of 2008.  Variable compensation expense relating to capital markets activities was $9.3 million (2008 – $10.6 million), resulting in a contribution margin of 68% (2008 – 62%).

SG&A expenses, excluding acquisitions, decreased by $9.0 million or 12% on a quarter-over-quarter basis, primarily as a result of organizational efficiencies implemented in 2008.  The benefits of decisions undertaken in 2008 are partially offset by increases in SG&A costs associated with business acquisitions completed in the latter half of 2008.

DUNDEE CORPORATION

Real Estate Segment
Land and housing operations in our real estate segment generated contribution margins of $15.5 million or 28.7% on revenues of $54.0 million in the second quarter of 2009.  This compares with margins of $11.4 million or 26.2% on revenues of $43.4 million in the same quarter of 2008.

(in thousands of dollars except percentages)
		Three months to June 30, 2009				Three months to June 30, 2008
Components of Real Estate Operations*	Revenue	Costs	Margin	% Margin	Revenue	Costs	Margin	% Margin
Revenue properties	$9,904	$7,099	$2,805	28.3%	$8,967	$6,593	$2,374	26.5%
Land	15,646	8,385	7,261	46.4%	14,147	8,315	5,832	41.2%
Housing and condominiums	26,733	23,034	3,699	13.8%	18,817	17,141	1,676	8.9%
Other	1,707	-	1,707	N/A	1,508	-	1,508	N/A
	$53,990	$38,518	$15,472	28.7%	$43,439	$32,049	$11,390	26.2%
* Excludes selling, general and administrative expenses, interest expense and depreciation and amortization

Revenue from revenue properties increased to $9.9 million in the second quarter of 2009 from $9.0 million in the same period of 2008, improving operating margins by $0.4 million.  Dundee Realty’s ski operations at Arapahoe Basin in Colorado was the primary contributor to the increase and reflects favourable exchange rates on the US dollar compared with the prior period.

Revenue from land sales in the second quarter of 2009 was $15.6 million generating operating margins of $7.3 million or 46.4%.  This compares with revenues of $14.1 million generating operating margins of $5.8 million or 41.2% in the same quarter of 2008.  Net operating margins have increased mainly as a result of higher margin sales in Edmonton.  During the quarter, there were fewer lot sales in Regina compared to the second quarter of 2008, but slightly higher lot sales in Saskatoon and Edmonton.  The average margin increased slightly to 46.4% from 41.2% in the second quarter of 2008.  Dundee Realty sold 112 lots at an average selling price of $93,000 per lot in the second quarter of 2009 compared to 130 lots at an average selling price of $83,000 per lot in the second quarter of 2008.  Dundee Realty sold 8 parcel acres at an average price of $591,000 per acre in the second quarter of 2009 compared to 8 parcel acres at an average price of $433,000 per acre in the second quarter of 2008.

Revenue from sales of housing and condominium units increased in the second quarter to $26.7 million from $18.8 million in the same period of 2008.  The increase is primarily attributable to sales of single-family homes in Regina.  Housing operations in western Canada continued to achieve modest growth compared to the same period in 2008 that translated into a $1.4 million increase in operating margins, mainly as a result of strong demand and higher average selling prices.  Housing operations in Saskatoon and Regina experienced steady demand resulting in margins increasing to 18.8% in the second quarter of 2009 from 13.6% in the second quarter of 2008.  During the second quarter of 2009, housing operations in western Canada sold 50 units at an average selling price of $361,000 per unit translating into a $3.4 million operating margin compared to a $2.0 million profit in the second quarter of 2008 when 59 units were sold at an average selling price of $249,000 per unit.

Dundee Real Estate Asset Management

For the three months ended June 30,	2009	2008
Revenues	$1,621	$5,749
Expenses	1,590	2,226
Margin	$31	$3,523
Value of assets under management	$3,100,000	$5,500,000

Management fee revenues decreased to $1.6 million in the second quarter of 2009 from $5.7 million in the same quarter last year.  The $3.5 million decrease in operating margins is due to the contract termination with GE in the first quarter of this year, reducing management fees by $1.5 million in the second quarter.  This decrease was compounded by the lack of acquisition activity during the quarter which led to a further $2.6 million decline in asset management fee revenues compared to the same period in 2008.

DUNDEE CORPORATION

Dundee REIT
Our equity losses in respect of Dundee REIT were $1.2 million in the second quarter of 2009 compared with equity earnings of $0.2 million in the second quarter of the prior year.  The losses in the current quarter reflect our share of a $9.0 million provision against the carrying value of a commercial retail mall in Atlanta, which Dundee REIT recognized in the second quarter of this year.

Resources Segment
Our resources segment incurred an operating EBITDA loss of $1.1 million in the second quarter of 2009 compared with an operating EBITDA loss of $0.9 million in the same period of 2008.  As previously noted, these increases relate to the public status of EII following its listing on the CNSX in March 2009.

Our share of earnings from our resource-based equity accounted investments was $2.9 million in the second quarter of 2009, compared with earnings of $3.8 million in the same period of 2008.

Breakwater
In the three months ended June 30, 2009, Breakwater incurred a net loss of $4.5 million, compared with net earnings of $8.1 million in the second quarter of 2008.  Gross sales revenues were $40.9 million in the second quarter of 2009 compared with $115.1 million in the second quarter of 2008.  Operating margins decreased as a result of lower concentrate sales, which decreased by approximately 55% in comparison to the second quarter of 2008 and was partially attributable to the temporary suspension of the Langlois mine.  Lower realized zinc, lead, and silver prices also contributed to the decline in gross sales.  Partially mitigating lower revenue levels was a reduction in direct operating costs which improved by 62% over the second quarter of the prior year.

Also included in the 2009 second quarter net loss is $1.8 million pertaining to reclamation costs related to exploration oil and gas wells, $1.6 million in restructuring costs and $1.2 million of price protection losses.

Our share of the losses from our investment in Breakwater was $0.2 million in the second quarter of this year compared with earnings of $6.7 million in the second quarter of 2008.

Dundee Precious
In the second quarter of 2009, Dundee Precious generated net earnings of $3.3 million compared to a net loss of $14.1 million in the corresponding prior year period.  The increase in earnings reflects higher gross profits from mining operations as well as a decrease in exploration and administrative expenses.  The increase in the gross profit from mining operations reflects higher deliveries of concentrate and lower production costs at Chelopech, as well as reduced operating losses at Deno Gold.  These positive factors were offset by a 45% decrease in the price of copper in the second quarter of 2009 relative to the corresponding period of 2008.

Our share of earnings from our investment in Dundee Precious was $3.5 million in the second quarter of 2009 compared with our share of losses aggregating $2.8 million in the second quarter of the prior year.

DUNDEE CORPORATION

CONSOLIDATED QUARTERLY RESULTS

(in thousands of dollars, except per share amounts)
	2009		2008				2007
For the three months ended,	30-June	31-Mar	31-Dec	30-Sep	30-June	31-Mar	31-Dec	30-Sep
Revenues	$245,620	$199,686	$359,476	$317,123	$284,042	$268,014	$457,114	$329,422
Dilution gain (loss)	462	252	2,280	2,673	(4,798)	423	2,125	74,127
Net earnings (loss) from continuing operations	29,873	(8,244)	(184,597)	(1,916)	6,585	(16,333)	51,057	114,078
Gain (loss) from discontinued operations of DundeeWealth (a)	-	-	-	-	-	69	(3,935)	(75,032)
Share of earnings of discontinued
operations of Dundee REIT (b)	-	-	-	-	-	-	689	93,063
Net earnings (loss) for the period	$29,873	$(8,244)	$(184,597)	$(1,916)	$6,585	$(16,264)	$47,811	$132,109
Earnings (loss) per share
Basic
Continuing operations	$0.40	$(0.11)	$(2.48)	$(0.03)	$0.09	$(0.22)	$0.68	$1.51
Discontinued operations	-	-	-	-	-	-	(0.05)	0.24
	$0.40	$(0.11)	$(2.48)	$(0.03)	$0.09	$(0.22)	$0.63	$1.75
Diluted
Continuing operations	$0.39	$(0.11)	$(2.48)	$(0.03)	$0.08	$(0.22)	$0.63	$1.33
Discontinued operations	-	-	-	-	-	-	(0.04)	0.30
	$0.39	$(0.11)	$(2.48)	$(0.03)	$0.08	$(0.22)	$0.59	$1.63
(a)	Net of tax and non-controlling interest
(b)	Net of tax

➢
Included in the adjustments to fair value of investments in the second quarter of 2009 was a mark-to-market gain on FRNs of $46.0 million, offset by a fair value depreciation adjustment to DundeeWealth’s CLO portfolio of $0.5 million.  In the first quarter of 2009, DundeeWealth recognized a fair value depreciation adjustment of $9.0 million on its CLO portfolio investment.  DundeeWealth had previously recognized fair value depreciation adjustments in each of the first, third and fourth quarters of 2008 in the amounts of $75.9 million, $37.9 million and $117.2 million, respectively.  DundeeWealth had also recognized a $37.6 million fair value depreciation adjustment in its AFS portfolio during the fourth quarter of 2007 as well as a $57.6 million fair value depreciation adjustment in the third quarter of 2007 that was included in the loss from discontinued operations.

➢	The fourth quarter 2008 results included a $17.7 million loss on sale of a subsidiary of DundeeWealth before non-controlling interest.
➢	Integration efforts implemented by DundeeWealth during 2008 resulted in severance costs of which $11.0 million were accrued in the fourth quarter of 2008.
➢
Primarily as a result of the sale of portfolio assets of Dundee REIT, the Company recorded equity earnings, net of tax, of $93.1 million in the third quarter of 2007.  The operations and resulting gain on sale of the assets have been recorded as our share of earnings of discontinued operations of equity accounted investees.

➢
Also included in earnings during the third quarter of 2007 is a loss of $75.0 million, representing the discontinued operations and resulting loss on sale realized by DundeeWealth on the sale of Dundee Bank of Canada and other banking operations.  This loss on sale includes the $57.6 million fair value adjustment to DundeeWealth’s ABCP portfolio referred to above, net of taxes and non-controlling interest.

➢	In the third quarter of 2007, we recorded a significant dilution gain of $74.1 million, primarily as a result of the issuance of equity by DundeeWealth to The Bank of Nova Scotia in that quarter.
➢
Real estate operations are project driven.  Real estate revenue and associated real estate operating costs are only included in operations in periods where a development project is completed and sold.  Otherwise, these costs are deferred in real estate inventory.  This may also cause significant fluctuations in net operating earnings from period to period.

➢
Performance fee revenues may be earned in our wealth management operations and are based on the market values of the underlying portfolio as at the respective year end.  Accordingly, they are recorded as revenues only when such year end values have been finalized.  Investment management revenues in the fourth quarter of 2007 included performance fee

DUNDEE CORPORATION

revenues of $96.5 million. Associated performance fee related expenses were also incurred in that period. There was no performance fee revenue earned in the fourth quarter of 2008.
➢
Investment income includes income earned from dispositions of our investment holdings.  Investment gains or losses are only recorded when we dispose of an investment and we therefore experience significant quarterly fluctuations in these amounts, depending on when we actually effect a disposition.

➢
Our share of earnings of equity accounted investees is included in net earnings for each quarter.  Earnings from each of our equity accounted investees and dilution gains and losses in investee companies may fluctuate significantly from period to period and may depend on market forces or other operating conditions that are not necessarily under our control.

COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Other than as disclosed in the notes to the interim unaudited consolidated financial statements for the three and six month period ended June 30, 2009, there have been no substantive changes in the description and nature of commitments, contingencies and off-balance sheet arrangements from those described in note 24 to the 2008 Audited Consolidated Financial Statements and the associated Management’s Discussion and Analysis as at and for the year ended December 31, 2008.

Subsidiaries of the Company are defendants in various legal actions.  These subsidiaries intend to vigorously defend themselves against these claims.  Although the ultimate outcome of these matters and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management, based on information currently available, that these are not material liabilities, that adequate provisions have been made for any liabilities and that the resolution of these matters will not have a material adverse effect on the financial position of the Company.

FINANCIAL INSTRUMENTS

From time to time, DundeeWealth’s brokerage subsidiary may enter into various derivative contracts to meet the needs of customers, earn trading income and manage exposure to market or foreign exchange risk.  At June 30, 2009, DundeeWealth’s brokerage subsidiary held foreign exchange contracts which are being used to mitigate foreign exchange exposure.  The principles of hedge accounting were not applied and therefore, fluctuations in foreign exchange rates may impact our operating results.  These foreign exchange contracts are included in trading securities owned or trading securities sold short, as appropriate, on our consolidated balance sheets.

We are also exposed to market risk resulting from fluctuations in the price of other financial instruments, including securities owned and securities sold short and our AFS securities holdings.  Market risk may occur with volatility in interest rates and global market conditions.  These fluctuations may have an impact on our operating results.  Detailed disclosures regarding our exposure to these risks are provided in note 22 to our 2008 Audited Consolidated Financial Statements and have been updated in note 19 to our interim unaudited consolidated financial statements as at and for the six months ended June 30, 2009.

RELATED PARTY TRANSACTIONS

There have been no significant changes in the nature and scope of related party transactions to those described in note 26 to the 2008 Audited Consolidated Financial Statements and on pages 39 and 40 of the accompanying Management’s Discussion and Analysis.

DUNDEE CORPORATION

ACCOUNTING POLICIES AND ESTIMATES

Certain accounting policies are critical to understanding our results of operations and financial condition.  Some of these policies require that we make certain judgements and estimates on matters that are uncertain.  These estimates affect the reported amount of assets and liabilities as well as revenues and expenses.  Changes to these estimates may result in material changes to the Company’s results of operations and financial condition.  These interim unaudited consolidated financial statements follow the same accounting principles and methods of application as those disclosed in notes 1 and 2 to the 2008 Audited Consolidated Financial Statements except as disclosed in note 1 to the unaudited interim consolidated financial statements as at and for the six months ended June 30, 2009.  A summary of the more significant judgements and estimates made by management is provided on pages 40 to 45 to the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2008.

FUTURE ACCOUNTING CHANGES

Financial Instruments – Disclosures
In June 2009, the Canadian Accounting Standards Board (“AcSB”) incorporated the recent amendments to International Financial Reporting Standards (“IFRS”) 7, “Financial Instruments: Disclosures”, into CICA Handbook Section 3862, “Financial Instruments – Disclosures”.  The amendments introduce a three level fair value disclosure hierarchy that distinguishes fair value measurements by the significance of the inputs used.  In addition, the amendments require enhanced disclosures regarding the nature and extent of liquidity risk arising from financial instruments to which an entity is exposed.  The amendments are applicable to the Company’s annual financial statements beginning with fiscal 2009.  Comparative information is not required in the year of adoption.  The Company is currently evaluating the impact of the adoption of these amendments.

Business Combinations
In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-controlling Interests”.  These sections replace the former CICA Handbook Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary.

CICA Handbook Section 1582 establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3, “Business Combinations” (January 2008).  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.  CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of IFRS International Accounting Standard 27, “Consolidated and Separate Financial Statements” (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption of these sections is permitted as of the beginning of a fiscal year.  All three sections must be adopted concurrently.  The Company is currently evaluating the impact of the adoption of these sections.

DUNDEE CORPORATION

International Financial Reporting Standards
In February 2008, the CICA AcSB confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS in calendar year 2011.  As a result, Canadian public companies will be required to prepare their financial statements in accordance with IFRS as issued by the International Accounting Standards Board, for financial years beginning on or after January 1, 2011.  We expect to adopt IFRS as the basis for preparing our consolidated financial statements effective January 1, 2011.

During 2008, the Company established an IFRS implementation committee with a mandate to oversee the conversion process.  Pages 45 and 46 of our Management’s Discussion and Analysis accompanying our 2008 Audited Consolidated Financial Statements contain a discussion of the key elements of our transition plan.

The process of evaluating the potential impact of IFRS on the consolidated financial statements is an ongoing one as the International Accounting Standards Board and the AcSB continue to issue new standards and recommendations.  Therefore, the Company is not yet in a position to determine the impact on our financial results.

As the Company continues to assess the impact of IFRS adoption on its business activities, processes and accounting policies, it will implement a communication strategy, as appropriate, aimed at all stakeholders, including employees, rating agencies, and shareholders, to assist in their understanding of its transition to IFRS.  Additionally, the IFRS implementation committee will continue to revisit the conversion plan and accordingly, changes to the plan may be required, as more information on the Company’s adoption of IFRS becomes known.

CONTROLS AND PROCEDURES

In accordance with the Canadian Securities Administrators Multilateral Instrument 52-109, the Company has filed certificates signed by the Chief Executive Officer and the Chief Financial Officer certifying that, among other things, the design of disclosure controls and procedures and the design of internal control over financial reporting are adequate.  The disclosure controls and procedures provide reasonable assurance that material financial information has been duly disclosed by the Company and its subsidiaries.  Furthermore, internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with Canadian GAAP in its financial statements.
The Chief Executive Officer and the Chief Financial Officer of the Company have also evaluated whether there were changes to its internal control over financial reporting during the six-month period ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.  No changes were identified through their evaluation.

MANAGING RISK

The Company is exposed to a number of risks that have the potential to affect its operating and financial performance.  These risks have been detailed in the section entitled “Managing Risk” in the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2008 and in the section entitled “Risk Factors” in the Company’s Annual Information Form.  The Company has not identified any material changes to the risk factors affecting our business and our approach to managing those risks from those described in the documents referred to above.

DUNDEE CORPORATION

FORWARD LOOKING STATEMENTS

Dundee Corporation’s public communications may include written or oral forward looking statements.  Statements of this type are included in this Management’s Discussion and Analysis (“MD&A”), and may be included in other filings with the Canadian and United States securities regulators, stock exchanges or in other communications.  All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. Securities laws.  Forward looking statements may include, but are not limited to, statements about anticipated future events including comments with respect to our objectives and priorities for 2009 and beyond, strategies or further actions with respect to the Company, its products and services, business operations, financial performance and condition.  Forward looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions.  Such statements are based on current expectations of management of the Company and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and those affecting the financial services, real estate and resources industries generally.  The forward looking information contained in this MD&A is presented for the purpose of assisting our shareholders in understanding our business operations and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes.

The risks, uncertainties and other factors that may influence actual results are referenced in the section entitled “Managing Risk” in this MD&A.  Actual results may differ materially from the forward looking statements contained in this MD&A, depending upon, among other factors, general economic and market conditions, our ability to execute our strategic plans and meet financial obligations, the performance of the Company’s principal subsidiaries and the Company’s ability to raise additional capital; creating, attracting and retaining AUM and AUA in light of the global recession and steep declines in global equity markets; competition faced by the Company; regulation of the Company’s businesses; risks associated with the Company’s real estate and resources businesses and the Company’s investment holdings in general, including risks associated with oil and gas and mining exploration, development and processing activities, environmental risks, inflation, changes in interest rates, commodity prices and other financial exposures; maintenance of minimum regulatory capital requirements for certain of the Company’s subsidiaries and the ability of the Company and its subsidiaries to attract and retain key personnel.  The preceding list is not exhaustive of all possible risk factors that may influence actual results, and are identified based upon information available as of August 10, 2009.

Assumptions about the future performance of the Canadian and U.S. economies were material factors considered by management when setting the Company’s strategic priorities and objectives, and when determining our financial targets.  In determining our expectations for economic growth in the financial services, real estate and resource sectors, we considered historical economic data provided by the Canadian government and its agencies and current market conditions, including the status of the current economic and credit crisis.

Forward looking statements contained in this MD&A are not guarantees of future performance and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  Prospective investors are cautioned to consider these and other factors carefully when making decisions with respect to the Company and not place undue reliance on forward looking statements.  As evidenced by the events over the latter part of 2008 and early 2009, market volatility and the recent economic and credit crisis, circumstances affecting the Company may change rapidly.  Except as may be required by applicable law, the Company does not undertake any obligation to update publicly or revise any such forward looking statements, whether as a result of new information, future events or otherwise.

INFORMATION CONCERNING DUNDEE CORPORATION

Additional information relating to Dundee Corporation, including a copy of the Company’s Annual Information Form, may be found on SEDAR at www.sedar.com.

Toronto, Ontario
August 10, 2009

DUNDEE CORPORATION

    CONSOLIDATED FINANCIAL STATEMENTS

   AS AT AND FOR THE SIX MONTHS ENDED JUNE 30, 2009

DUNDEE CORPORATION

D U N D E E    C O R P O R A T I O N
C O N S O L I D A T E D   B A L A N C E   S H E E T S

As at June 30, 2009 and December 31, 2008
(expressed in thousands of Canadian dollars) (unaudited)
	June 30, 2009	December 31, 2008
ASSETS
Cash and cash equivalents	$247,867	$167,584
Accounts receivable	236,653	406,076
Client accounts receivable (note 3)	375,919	389,282
Trading securities owned (note 4)	355,414	161,882
Available-for-sale securities (note 5)	170,297	294,730
Equity accounted investments (note 6)	161,070	160,339
Deferred sales commissions	229,168	234,027
Capital, real estate and other assets (note 7)	511,684	526,256
Goodwill and other intangible assets (note 8)	736,917	740,784
TOTAL ASSETS	$3,024,989	$3,080,960
LIABILITIES
Bank indebtedness (note 9)	$13,688	$-
Accounts payable and accrued liabilities	211,456	291,029
Client deposits and related liabilities (note 10)	513,392	408,647
Trading securities sold short (note 4)	32,650	43,951
Income taxes payable	1,348	8,472
Corporate debt (note 11)	381,378	529,507
Series 1 preference shares, DundeeWealth (note 12)	153,140	152,978
Preference shares, series 1 (note 12)	147,546	147,371
Future income tax liabilities (note 17)	18,397	3,024
	1,472,995	1,584,979
NON-CONTROLLING INTEREST	627,925	615,142
SHAREHOLDERS' EQUITY
Share capital (note 13)
Common shares	288,607	288,398
Contributed surplus	12,043	11,549
Retained earnings	625,690	604,075
Accumulated other comprehensive loss (note 14)	(2,271)	(23,183)
	924,069	880,839
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,024,989	$3,080,960
The accompanying notes are an integral part of these consolidated financial statements.

Commitments, contingencies and off-balance sheet arrangements (note 20)

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F O P E R A T I O N S
For the three and six months ended June 30, 2009 and 2008
(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)
		Three Months		Six Months
	2009	2008	2009	2008
REVENUES
Management fees	$101,868	$127,401	$191,446	$245,400
Redemption fees	3,230	4,123	6,897	7,971
Financial services	80,282	97,693	141,152	186,189
Real estate revenues	55,715	49,227	100,426	99,875
	241,095	278,444	439,921	539,435
Investment income (note 15)	4,525	5,598	5,385	12,621
	245,620	284,042	445,306	552,056
EXPENSES
Selling, general and administrative	75,583	82,940	144,764	169,472
Variable compensation	45,537	63,316	86,434	124,320
Trailer service fees	29,983	37,697	55,918	71,976
Operating costs, real estate	40,108	34,275	71,237	69,145
	191,211	218,228	358,353	434,913
OPERATING EARNINGS BEFORE INTEREST,
TAXES, AND OTHER NON-CASH ITEMS	54,409	65,814	86,953	117,143
Amortization of deferred sales commissions	21,796	20,162	43,376	39,136
Depreciation, depletion and amortization	5,392	4,718	10,498	9,519
Interest expense	8,107	7,133	19,975	13,543
Share of losses (earnings) of equity accounted investees (note 15)	(1,691)	(4,036)	272	(3,696)
Fair value adjustments (notes 4 and 5)	(45,592)	-	(36,546)	75,885
Foreign exchange (gain) loss	(5,013)	(2,010)	(4,153)	1,054
Unrealized gain on exchangeable debentures	-	(342)	-	(849)
OPERATING EARNINGS (LOSS) BEFORE UNDERNOTED ITEMS	71,410	40,189	53,531	(17,449)
Dilution gains (losses) (note 2)	462	(4,798)	714	(4,375)
	71,872	35,391	54,245	(21,824)
Income taxes (note 17)
Current	4,675	6,941	15,517	38,766
Future	17,442	12,297	3,381	(35,966)
	22,117	19,238	18,898	2,800
Non-controlling interest	19,882	9,568	13,718	(14,876)
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	29,873	6,585	21,629	(9,748)
Earnings from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	-	-	-	69
NET EARNINGS (LOSS) FOR THE PERIOD	$29,873	$6,585	$21,629	$(9,679)
NET EARNINGS (LOSS) PER SHARE (note 18)
Basic	$0.40	$0.09	$0.29	$(0.13)
Diluted	$0.39	$0.08	$0.28	$(0.13)
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C O M P R E H E N S I V E I N C O M E ( L O S S )
For the three and six months ended June 30, 2009 and 2008
(expressed in thousands of Canadian dollars) (unaudited)
			Three Months		Six Months
	ref	2009	2008	2009	2008
NET EARNINGS (LOSS) FOR THE PERIOD		$29,873	$6,585	$21,629	$(9,679)
Other comprehensive income (loss)
Unrealized earnings (losses) on available-for-sale securities	a	18,656	(5,152)	22,514	(80,315)
Transfer of unrealized losses (gains) to net earnings (loss)	b	(821)	(511)	7,226	51,952
Unrealized foreign currency (loss) gain on forward contract	c	(1,420)	(117)	(1,341)	201
Unrealized (loss) gains from foreign currency translation	d	(2,192)	(15)	(2,706)	4,843
Transfer of unrealized loss from foreign currency translation to net earnings	e	345	-	954	-
Share of other comprehensive gain (loss) of equity accounted investees	f	(972)	(1,945)	214	(2,314)
Non-controlling interest		(3,140)	3,033	(5,949)	10,623
Other comprehensive income (loss) from operations		10,456	(4,707)	20,912	(15,010)
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD		$40,329	$1,878	$42,541	$(24,689)
a) Net of taxes of		$(8,635)	$2,014	$(8,765)	$32,914
b) Net of taxes of		$334	$209	$(2,952)	$(21,220)
c) Net of taxes of		$615	$49	$607	$(94)
d) Net of taxes of		$318	$65	$668	$(1,722)
e) Net of taxes of		$(140)	$-	$(389)	$-
f) Net of taxes of		$830	$898	$360	$1,057

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C H A N G E S I N S H A R E H O L D E R S' E Q U I T Y
For the six months ended June 30, 2009 and the year ended December 31, 2008
(expressed in thousands of Canadian dollars) (unaudited)
				Accumulated
				Other
	Common	Contributed	Retained	Comprehensive
	Shares	Surplus	Earnings	Loss	Total
Balance, January 1, 2008	$292,538	$7,513	$814,405	$1,320	$1,115,776
Net loss	-	-	(196,192)	-	(196,192)
Other comprehensive loss	-	-	-	(24,503)	(24,503)
Acquisition of Class A subordinate shares for cancellation	(6,374)	-	(13,979)	-	(20,353)
Issuance of Class A subordinate shares for cash	121	-	-	-	121
Issuance of Class A subordinate shares for non-cash consideration	45	-	-	-	45
Stock based compensation	-	4,072	(159)	-	3,913
Exercise of options	2,068	(36)	-	-	2,032
Balance, December 31, 2008	288,398	11,549	604,075	(23,183)	880,839
Net earnings	-	-	21,629	-	21,629
Other comprehensive income	-	-	-	20,912	20,912
Acquisition of Class A subordinate shares for cancellation	(1,041)	-	(14)	-	(1,055)
Issuance of Class A subordinate shares for non-cash consideration	45	-	-	-	45
Issuance of Class A subordinate shares for cash	45	-	-	-	45
Stock based compensation	-	494	-	-	494
Exercise of options	1,160	-	-	-	1,160
Balance, June 30, 2009	$288,607	$12,043	$625,690	$(2,271)	$924,069
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C A S H F L O W S
For the three and six months ended June 30, 2009 and 2008
(expressed in thousands of Canadian dollars) (unaudited)
		Three months		Six months
	2009	2008	2009	2008
OPERATING ACTIVITIES:
Net earnings (loss) from continuing operations for the period	$29,873	$6,585	$21,629	$(9,748)
Non-cash items:
Depreciation, depletion and amortization	27,188	24,880	53,874	48,655
Net investment loss (gains)	(388)	(119)	2,526	(1,686)
Share of losses (gains) of equity accounted investees	(1,691)	(4,036)	272	(3,696)
Fair value adjustments	(45,592)	-	(36,546)	75,885
Unrealized gain on exchangeable debentures	-	(342)	-	(849)
Dilution (gains) losses	(462)	4,798	(714)	4,375
Future income taxes	17,442	12,297	3,381	(35,966)
Non-controlling interest	19,882	9,568	13,718	(14,876)
Stock based compensation	4,949	6,429	9,847	12,078
Other	(5,340)	(1,446)	225	(1,148)
	45,861	58,614	68,212	73,024
Changes in:
Accounts receivable	(4,082)	4,277	10,431	117,140
Accounts payable and accrued liabilities	9,439	18,519	(2,784)	(64,815)
Bank indebtedness	11,542	(25,123)	13,688	60,424
Income taxes payable	(5,371)	(5,743)	(7,554)	(24,194)
Trading securities owned and sold short, net	16,316	(25,226)	13,010	55,861
Client accounts receivable, net of client deposits and related liabilities	105,679	20,254	118,108	(90,014)
Development of land, housing and condominium inventory	(41,521)	(22,941)	(59,577)	(34,355)
Other real estate working capital	47,105	25,415	49,395	40,692
CASH PROVIDED FROM OPERATING ACTIVITIES	184,968	48,046	202,929	133,763
INVESTING ACTIVITIES:
Net (investment in) proceeds from real estate assets	(15,097)	2,270	(19,298)	(7,482)
Proceeds from oil and gas properties, net	236	-	236	-
Sales commissions incurred on distribution of mutual funds	(20,492)	(33,146)	(38,517)	(64,750)
Proceeds from dispositions of corporate investments	96	221	3,790	101,978
Cash disbursed in business combinations	-	(19,306)	-	(19,306)
Acquisitions of corporate investments	(8,685)	(26,549)	(26,055)	(49,311)
Acquisition of shares from non-controlling interests	(1,281)	-	(1,281)	(69,861)
Net changes in capital and other tangible assets	(1,439)	9,395	(1,777)	2,125
CASH USED IN INVESTING ACTIVITIES	(46,662)	(67,115)	(82,902)	(106,607)
FINANCING ACTIVITIES:
Change in corporate debt	(25,274)	24,272	(31,824)	4,749
Issuance of Class A subordinate shares, net of issue costs	45	1,393	1,205	1,535
Amounts deposited by non-controlling shareholders	-	(13,917)	-	(8,917)
Acquisition of Class A subordinate shares, net of costs	-	(16,292)	(1,055)	(16,292)
Net (cancellation) issuance of shares by subsidiaries	(5,044)	16,784	(4,767)	15,378
Dividends paid by subsidiaries to non-controlling shareholders	(1,808)	(1,474)	(3,303)	(2,955)
CASH (USED IN) PROVIDED FROM FINANCING ACTIVITIES	(32,081)	10,766	(39,744)	(6,502)
NET INCREASE (DECREASE) IN CASH DURING THE PERIOD	106,225	(8,303)	80,283	20,654
Cash and cash equivalents, beginning of period	141,642	156,072	167,584	126,915
Change in net cash relating to discontinued operations	-	-	-	200
CASH AND CASH EQUIVALENTS, END OF PERIOD	$247,867	$147,769	$247,867	$147,769
Cash flows from operating activities include the following:
Interest paid	$8,107	$7,133	$19,975	$13,543
Taxes paid	$10,553	$14,099	$24,248	$65,779
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

DUNDEE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2009 and 2008
(tabular dollar amounts in thousands of Canadian dollars, except per share amounts)
(unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
AND BASIS OF PRESENTATION

These interim consolidated financial statements of Dundee Corporation (the “Company” or “Dundee Corporation”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Other than as described herein, these interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in notes 1 and 2 to the Company’s audited consolidated financial statements as at and for the year ended December 31, 2008 (“2008 Audited Consolidated Financial Statements”).  The Company’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual consolidated financial statements and accordingly, should be read in conjunction with the 2008 Audited Consolidated Financial Statements.

The preparation of interim consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, the disclosure of contingencies as at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates and assumptions.

Changes in Accounting Policies
Asset Recognition including Goodwill and Intangible Assets
On January 1, 2009, the Company adopted the amendments to the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1000, “Financial Statement Concepts” and the new CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced CICA Handbook Section 3062, “Goodwill and Other Intangible Assets”.  This guidance reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition.  Under the amendments to CICA Handbook Section 1000, effective January 1, 2009, the deferral and matching of operating expenses over future revenues is no longer appropriate.  The adoption of this new guidance had no impact on the reported results of the Company.

Reclassification of 2008 Amounts
The consolidated financial statements for the comparative period ended June 30, 2008 have been reclassified to conform to the presentation adopted for 2009.

2.	BUSINESS COMBINATIONS, DISPOSITIONS AND REORGANIZATIONS

Transactions completed during the six months ended June 30, 2009

Wealth Management
Step Acquisition of DundeeWealth Inc.
During the first six months of 2009, the Company purchased 150,000 common shares of DundeeWealth Inc. (“DundeeWealth”) for cash of $1,281,000.  This transaction resulted in a 0.03% increase in the Company’s interest in DundeeWealth.  The increase in ownership has been accounted for as a step acquisition in DundeeWealth, with the aggregate purchase price allocated to the fair value of the assets acquired.  The amount allocated to investment management contracts has been included in “Goodwill and other intangible assets”.  The investment management contracts have an indefinite life and are therefore not subject to amortization.

DUNDEE CORPORATION

Net assets acquired
Investment management contracts	$157
Other net assets	904
Reduction in future income tax liabilities	220
$1,281
Aggregate purchase price
Cash	$1,281

Real Estate
Deconsolidation of Variable Interest Entity
The Company’s real estate subsidiary holds a 50% interest in The Distillery Historic District (the “co-ownership”).  At the time of investment in the co-ownership, the real-estate subsidiary provided funds to the other co-owners to invest in the co-ownership.  The co-ownership was determined to be a variable interest entity (“VIE”) for which the Company was considered the primary beneficiary and accordingly, the accounts of the VIE had been consolidated.  In the second quarter of 2009, the co-owners repaid the funds advanced and as a result, the co-ownership is no longer considered a VIE.  Accordingly, in the second quarter of 2009, the Company deconsolidated 50% of the co-ownership.

Deconsolidation of Variable Interest Entity
Capital, real estate and other assets	$(26,045)
Working capital, net	3,400
Corporate debt	20,023
Non controlling interest	2,622

Transactions completed during the six months ended June 30, 2008

Wealth Management
Step Acquisition of DundeeWealth Inc.
During the first six months of 2008, the Company purchased 5,389,465 common shares of DundeeWealth for cash of $71,497,000.  In the same period, DundeeWealth paid cash of $9,374,000 to purchase and cancel 712,900 common shares pursuant to its normal course issuer bid.  These transactions resulted in a 3.9% increase in the Company’s interest in DundeeWealth.  The increase in ownership has been accounted for as a step acquisition in DundeeWealth, with the aggregate purchase price allocated to the fair value of the assets acquired.  The amount allocated to investment management contracts was included in “Goodwill and other intangible assets”.  The investment management contracts have an indefinite life and are therefore not subject to amortization.

Net assets acquired
Investment management contracts	$70,769
Other net assets	25,454
Future income tax liabilities	(20,168)
$76,055
Aggregate purchase price
Cash	$80,871
Cash attributed to non-controlling interest	(4,816)
$76,055

DUNDEE CORPORATION

Real Estate
Dilution of Interest in Dundee Realty Corporation
In June 2008, the non-controlling shareholder of Dundee Realty Corporation (“Dundee Realty”) exercised an option to acquire an additional 1.5% interest in Dundee Realty for $1,783,000.  During the six months ended June 30, 2008, the Company recognized a dilution loss of $490,000 in respect of its investment in Dundee Realty.

Resources
Partial Disposition of Eurogas Corporation’s Interest in Escal UGS S.L.
In December 2007, Eurogas Corporation (“Eurogas”) entered into agreements with ACS Servicios Comunicaciones y Energia, S.L. (“ACS”) (the “ACS Transaction”), a Spanish construction group, pursuant to which ACS increased its ownership in Escal UGS S.L. (“Escal”) from 5% to 66.67%.  Correspondingly, Castor UGS Limited Partnership (“CLP”), of which Eurogas is a 73.7% owner, reduced its ownership in Escal from approximately 95% to 33.33%.  The terms of the ACS Transaction were subject to the granting of a development concession by the Spanish authorities in respect of CLP’s natural gas storage project.  The development concession was received on May 16, 2008 and in accordance with Canadian GAAP, the results and balances of Escal have been deconsolidated and Eurogas’ interest in Escal has been shown as an equity accounted investment in the books of the Company, effective May 16, 2008.  The Company recorded a dilution loss of $4,990,000 in respect of this transaction.

The ACS Transaction also provided for the repayment to CLP of certain amounts previously provided to the natural gas storage project.  Amounts due from Escal immediately following the ACS Transaction were approximately $43,347,000 (€27,894,000).  CLP has received payments of approximately $41,055,000 (€25,683,000) against this amount of which $2,311,190 was received in the six months ended June 30, 2009.

Step Acquisition of Eurogas
On April 24, 2008, Eurogas completed a rights offering pursuant to which it raised $29,386,000, net of issue costs of $823,000.  The Company’s participation in the rights offering was $19,306,000 and resulted in an increase to the Company’s ownership in Eurogas from 50.8% to 53.4%.  This increase in ownership has been accounted for as a step acquisition in Eurogas, with the aggregate purchase price allocated to the fair value of the assets acquired.  The allocation of the purchase price to fair values resulted in a fair value increment of $1,208,000 to oil and gas properties which has been included in “Capital, real estate and other assets.”  As the amount is attributed to Eurogas’ development operations in Tunisia, it is not currently subject to amortization.

Dilution Gains and Losses resulting from Equity Transactions in Subsidiaries
The Company’s subsidiaries may, from time to time, issue shares in accordance with their share incentive arrangements or pursuant to business acquisitions, or otherwise.  These transactions may create a dilution in the Company’s interest in these subsidiaries.  During the six months ended June 30, 2009, the Company recognized dilution gains of $706,670 (2008 - $383,359) in respect of DundeeWealth, dilution gains of $48,224 (2008 - dilution losses of $490,000) in respect of its investment in Dundee Realty and dilution losses of $41,102 (2008 - $4,268,351) in respect of Eurogas.

3.	CLIENT ACCOUNTS RECEIVABLE

	June 30, 2009	December 31, 2008
Client accounts	$239,596	$232,563
Brokers' and dealers' balances	86,033	55,056
Securities borrowed	50,290	101,663
	$375,919	$389,282

DundeeWealth is holding collateral with a market value of $50,284,000 (December 31, 2008 – $101,537,000) against amounts receivable pursuant to securities borrowing arrangements.

DUNDEE CORPORATION

4.	TRADING SECURITIES OWNED AND SECURITIES SOLD SHORT

		June 30, 2009		December 31, 2008
	Trading Securities	Securities	Trading Securities	Securities
	Owned	Sold Short	Owned	Sold Short
Bonds	$136,978	$30,524	$142,333	$39,925
Equities and convertible debentures	45,675	2,126	19,549	4,026
Floating rate notes from restructuring of ABCP	172,761	-	-	-
	$355,414	$32,650	$161,882	$43,951

Bonds include $77,237,000 (2008 - $75,549,000) in GICs and discounted notes held by the resources segment.  These amounts have been deposited with a Canadian Schedule I chartered bank.  Bond maturities range from July 2009 to December 2052 (December 31, 2008 – from 2009 to 2052) and have annual interest yields ranging from 0% to 12.5% (December 31, 2008 – 0% to 12.5%).

Exchange of Asset-backed Commercial Paper for Floating Rate Notes
On completion of the restructuring plan for non-bank sponsored asset-backed commercial paper (“ABCP”) on January 21, 2009 (note 19), DundeeWealth received certain floating rate notes (“FRNs”), which have been designated as held-for-trading.  During the six months ended June 30, 2009, DundeeWealth recognized market appreciation of $46,047,000 in respect of FRNs held (note 19).  This amount has been included in net earnings as a “fair value adjustment”.

5.	AVAILABLE-FOR-SALE SECURITIES

		June 30, 2009		December 31, 2008
	Cost	Fair Value	Cost	Fair Value
Asset-backed commercial paper (note 4)	$-	$-	169,478	$169,478
Mutual funds managed by a subsidiary	88,606	82,803	91,719	68,194
Collateralized loan obligations and other structured products (note 19)	7,144	7,144	16,645	16,645
Other portfolio investments	73,942	80,350	56,779	40,413
	$169,692	$170,297	$334,621	$294,730

During the six months ended June 30, 2009, the Company recognized an other-than-temporary impairment in the value of its collateralized loan obligations (“CLOs”) classified as available-for-sale (“AFS”) securities of $9,501,000, which has been included in net earnings as a “fair value adjustment”.  The $75,885,000 other-than-temporary impairment recognized in the six-month period of the prior year is related to the Company’s ABCP investments, which were exchanged for FRNs and subsequently classified as held-for-trading in the current period (notes 4 and 19).

DUNDEE CORPORATION

6.	EQUITY ACCOUNTED INVESTMENTS

Details of the Company’s ownership and carrying values of its equity accounted investments are included in the following table.  The aggregate fair value of the Company’s equity accounted investments as at June 30, 2009 was $165,089,000 (December 31, 2008 – $106,027,000).

		June 30, 2009		December 31, 2008
		Carrying		Carrying
	Ownership	Value	Ownership	Value
Breakwater Resources Ltd.	25%	$17,213	25%	$13,560
Dundee Precious Metals Inc.	20%	42,143	20%	37,952
Dundee Real Estate Investment Trust	20%	91,016	21%	96,337
Escal UGS S.L.	33%	5,897	33%	5,975
Odyssey Resources Limited	43%	1,348	43%	2,842
Other		3,453		3,673
		$161,070		$160,339

Transactions completed during the six months ended June 30, 2009

Breakwater Resources Ltd. (“Breakwater”)
In April 2009, Breakwater completed a public offering pursuant to which the Company acquired an aggregate of 57,960,000 units of Breakwater at a price of $0.10 per unit.  Each unit is comprised of one common share of Breakwater and one-half of one common share purchase warrant.  Each warrant entitles the holder to purchase one common share at an exercise price of $0.12 per common share.  As the Company purchased its pro-rata share of the offering, the Company’s 25% interest in Breakwater did not change significantly.

Dundee Real Estate Investment Trust (“Dundee REIT”)
The Company's investment in Dundee REIT is partially held through limited partnership units of Dundee Properties Limited Partnership (“DPLP”).  The limited partnership units are convertible, at the Company's option, into publicly traded Dundee REIT units on a one-for-one basis.  The Company has placed sufficient units of DPLP into escrow to meet its potential obligation to deliver up to a maximum of 321,000 units pursuant to the exchange feature of its outstanding exchangeable debentures.

7.	CAPITAL, REAL ESTATE AND OTHER ASSETS

	June 30, 2009	December 31, 2008
Real estate assets
Land under development	$131,522	$125,298
Land held for development	168,950	160,048
Housing and condominiums	76,436	96,929
Revenue properties	59,235	63,951
Oil and gas properties
Tunisia	19,602	17,825
Other	450	464
Capital and other assets	55,489	61,741
	$511,684	$526,256

DUNDEE CORPORATION

8.	GOODWILL AND OTHER INTANGIBLE ASSETS

			June 30, 2009	December 31, 2008
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Goodwill	$374,769	$-	$374,769	$375,967
Indefinite life intangible assets
Investment management contracts	335,838	-	335,838	336,548
Definite life intangible assets
Institutional management contracts	16,417	1,642	14,775	15,596
Funds under administration	15,795	6,808	8,987	9,460
Customer relationships	6,651	4,103	2,548	3,213
	$749,470	$12,553	$736,917	$740,784

9.	BANK INDEBTEDNESS

From time to time, DundeeWealth’s brokerage subsidiary may utilize call loan arrangements to facilitate the securities settlement process for both client and principal securities transactions or to fund margin lending.  The subsidiary has established call loan facilities of $93,300,000 (December 31, 2008 – $93,300,000) with certain Canadian chartered banks, of which $13,688,000 had been drawn on June 30, 2009 (December 31, 2008 – $nil).

During the six months ended June 30, 2009, the interest rate on these facilities ranged from 1.20% to 2.75% on Canadian funds (December 31, 2008 – 2.75% to 5.00%) and from 1.25% to 2.75% on U.S. funds (December 31, 2008 – 2.60% to 5.25%).

10.	CLIENT DEPOSITS AND RELATED LIABILITIES

	June 30, 2009	December 31, 2008
Client accounts	$412,991	$356,898
Brokers' and dealers' balances	90,718	35,061
Securities loaned	1,619	7,629
International banking client accounts	8,064	9,059
	$513,392	$408,647

DundeeWealth has provided securities with a fair value of $1,430,000 (December 31, 2008 – $7,610,000) against amounts outstanding pursuant to securities lending arrangements.

DUNDEE CORPORATION

11.	CORPORATE DEBT

	June 30, 2009	December 31, 2008
Corporate
$ 150 million revolving term credit facility due September 9, 2009	$108,177	$81,960
$ 9.5 million, 5.85% exchangeable unsecured subordinated debentures due June 30, 2015	9,197	9,168
Subsidiaries
$ 500 million revolving term credit facility, DundeeWealth due September 9, 2009	96,554	169,606
$ 150 million revolving term credit facility, Dundee Realty due November 30, 2009	62,408	85,408
Other real estate debt	105,042	183,365
	$381,378	$529,507

$150,000,000 – Revolving Term Credit Facility, Corporate
The Company’s revolving term credit facility with a Canadian chartered bank expires on September 9, 2009.  The Company is in the process of renegotiating the terms and conditions pursuant to which the credit facility would be renewed.

The current term credit facility provides for a tiered interest rate structure based on the Company’s public debt rating.  Based on the Company’s current debt rating, draws on the credit facility bear interest, at the Company’s option, at either the bank’s prime lending rate plus 0.25% for loans or, for bankers’ acceptances at the bank’s then prevailing bankers’ acceptance rate plus 1.25%.  The Company is subject to a standby fee of 0.375% on unused amounts under the facility.  For the three and six months ended June 30, 2009, interest expense relating to this revolving term credit facility was $659,000 and $1,298,000, respectively (2008 – $326,000 and $412,000).

The facility is subject to certain covenants, including maintenance of minimum levels of assets, restrictions on the existence of secured indebtedness, restrictions on the redemption, purchase or repayment of the exchangeable unsecured subordinated debentures (“Exchangeable Debentures”) and restrictions on the prepayment and payment of interest on the Exchangeable Debentures.

$500,000,000 – Revolving Term Credit Facility, DundeeWealth
DundeeWealth’s revolving term credit facility with a Canadian chartered bank expires on September 9, 2009.  DundeeWealth is in the process of renegotiating the terms and conditions pursuant to which the credit facility would be renewed.  In the event that the facility is not renewed at the expiry date, it will convert into a four-year term loan and any amounts borrowed as at the date of expiry will be due four years after the scheduled expiry date.

Canadian dollar borrowings pursuant to the credit facility bear interest, at DundeeWealth’s option, at a rate per annum equal to either the bank’s prime lending rate for loans or, for bankers' acceptances at the bank’s then prevailing bankers’ acceptance rate plus 0.95%.  U.S. dollar borrowings bear interest, at DundeeWealth’s option, at either the bank's prevailing Alternate Base Rate Canada for loans, or at LIBOR plus 0.95%.  Euro borrowings bear interest at EURIBOR plus 0.95%.  Unused amounts available under the facility are subject to a standby fee of 0.325% per annum.  For the three and six months ended June 30, 2009, interest expense relating to this facility was $1,058,000 and $2,604,000, respectively (2008 – $1,019,000 and $2,425,000).

The DundeeWealth credit facility is secured by a general security agreement over all the assets of DundeeWealth and certain of its subsidiaries, including DWM Inc. and Goodman & Company, Investment Counsel Ltd.

DUNDEE CORPORATION

The DundeeWealth credit facility is subject to certain covenants, including maintenance of minimum levels of assets under management and earnings before interest, taxes, depreciation, amortization and other non-cash items, restrictions on the existence of secured indebtedness and restrictions on the disposition of assets in excess of a specified amount by certain subsidiaries.

$150,000,000 Revolving Term Credit Facility, Dundee Realty
Dundee Realty has established a demand revolving term credit facility with a Canadian chartered bank, available up to a formula-based maximum not to exceed $150,000,000 (2008 – $150,000,000).  The facility bears interest, at Dundee Realty’s option, at a rate per annum equal to either the bank’s prime lending rate plus 0.625% or at the bank’s then prevailing bankers’ acceptance rate plus 2.125%.  The facility expires on November 30, 2009 and is secured by a general security agreement and a first charge against various assets of Dundee Realty in western Canada.  Dundee Realty has initiated the process for renewal of the facility.  At June 30, 2009, Dundee Realty had drawn $95,755,000 (December 31, 2008 – $121,146,000) against this facility, including $33,347,000 (December 31, 2008 – $35,738,000) in the form of letters of credit.

For the three and six months ended June 30, 2009, interest expense relating to this revolving term credit facility was $738,000 and $1,540,000, respectively (2008 – $949,000 and $1,770,000).

Other Real Estate Debt
Real estate debt is secured by charges on specific properties to which the debt relates.  Mortgages, including land mortgages, are secured on specific properties.  Housing advances are secured by charges on specific land and housing and condominiums under development or land held for development.  Term debt is secured by charges on specific capital equipment.  At June 30, 2009, the weighted average interest rate on fixed rate debt at Dundee Realty was 7.14% (December 31, 2008 – 6.26%) and on variable rate debt, including in respect of its demand revolving term credit facilities, was 3.46%  (December 31, 2008 – 4.29%).  Fixed rate debt matures between 2009 and 2030.  Variable rate debt, including demand revolving term credit facilities, matures between 2009 and 2018.

12.	PREFERENCE SHARES

Issued and Outstanding Preference Shares, First Series, Series 1

	Number	Par	Issue		Net Book
	of Shares	Value	Costs	Premium	Value
Balance as at December 31, 2008	6,000,000	$150,000	$(3,556)	$927	$147,371
Amortization during the period	-	-	237	(62)	175
Balance as at June 30, 2009	6,000,000	$150,000	$(3,319)	$865	$147,546

As at June 30, 2009, the Company’s Preference Shares, Series 1, had a fair value based on market prices of $114,600,000 (December 31, 2008 – $75,000,000).  The Preference Shares, Series 1, pay an annual dividend of 5.00% and are retractable by the holder at any time after June 30, 2016 for cash of $25.00 per share.

Series 1 Preference Shares, DundeeWealth
As at June 30, 2009, the Series 1 preference shares of DundeeWealth had a fair value based on market prices of $113,980,000 (December 31, 2008 – $84,038,000).  The Series 1 preference shares of DundeeWealth pay an annual dividend of 4.75% and are retractable by the holder at any time after March 13, 2017 for cash of $25.00 per share.

DUNDEE CORPORATION

13.	SHARE CAPITAL

Issued and Outstanding
	Subordinate Shares		Class B Shares		Total
	Number	Amount	Number	Amount	Number	Amount
Total Share Capital
Outstanding December 31, 2008	71,139,788	$280,232	3,119,788	$8,166	74,259,576	$288,398
Issued (redeemed) during the period
ended June 30, 2009
Redeemed pursuant to issuer bid	(260,700)	(1,041)	-	-	(260,700)	(1,041)
Issuance of shares under the
share incentive plan	15,901	90	-	-	15,901	90
Options exercised	240,000	1,160	-	-	240,000	1,160
Conversion from Class B Shares
to Subordinate Shares	300	1	(300)	(1)	-	-
Total Share Capital
Outstanding June 30, 2009	71,135,289	$280,442	3,119,488	$8,165	74,254,777	$288,607

Normal Course Issuer Bid
On March 30, 2009, the Company received approval from the Toronto Stock Exchange in respect of its intention to continue to purchase its Subordinate Shares in the market for cancellation pursuant to its normal course issuer bid from April 1, 2009 to March 31, 2010.

During the first six months of 2009, the Company purchased 260,700 Subordinate Shares, having an aggregate stated capital value of $1,041,000 for cancellation pursuant to its normal course issuer bid.  The Company paid $1,055,000 to retire these shares.  The excess of the purchase price over the value of stated capital, which totalled $14,000, has been recorded as a reduction of retained earnings.

Share Purchase Plan
As at June 30, 2009, 1,980,000 Subordinate Shares were approved for issuance pursuant to the Company’s share purchase plan, of which 1,103,472 Subordinate Shares were issued since the plan’s inception and 876,528 Subordinate Shares remain available for issuance from treasury to eligible participants.

Share Loans Receivable in DundeeWealth
At June 30, 2009, the aggregate loan amount pursuant to the DundeeWealth share loan plan was $28,106,000 (December 31, 2008 – $29,814,000).  During the three and six months ended June 30, 2009, DundeeWealth recognized compensation expense of $807,000 and $1,100,000, respectively (2008 – $855,000 and $1,798,000) in respect of these share loans.

DUNDEE CORPORATION

14.	ACCUMULATED OTHER COMPREHENSIVE LOSS

		Net unrealized gains (loss), net of taxes
	Available-	Equity	Foreign	Non-
	for-Sale	Accounted	Currency	controlling
	Securities	Investees	Translation	Interest	Total
Balance at December 31, 2007	$2,655	$(1,869)	$(8,772)	$9,306	$1,320
Transactions during the year ended December 31, 2008
Other comprehensive loss	(32,141)	(1,174)	12,720	(3,908)	(24,503)
Balance at December 31, 2008	(29,486)	(3,043)	3,948	5,398	(23,183)
Transactions during the six months ended June 30, 2009
Other comprehensive income	29,740	214	(3,093)	(5,949)	20,912
Balance at June 30, 2009	$254	$(2,829)	$855	$(551)	$(2,271)

15.	INVESTMENT INCOME AND INCOME FROM EQUITY ACCOUNTED INVESTEES

Investment Income

Investment Income
		Three months		Six months
For the three and six months ended June 30,	2009	2008	2009	2008
Interest, dividends, cash distributions	$4,137	$5,479	$7,911	$10,935
Realized investment (losses) gains	1,334	84	(1,580)	1,636
Other (losses) gains	(946)	35	(946)	50
	$4,525	$5,598	$5,385	$12,621

Share of (Loss) Earnings from Equity Accounted Investees

		Three months		Six months
For the three and six months ended June 30,	2009	2008	2009	2008
Share of earnings	$2,064	$388	$1,198	$562
(Losses) gains from dilutions of interest	(373)	3,648	(1,470)	3,134
	$1,691	$4,036	$(272)	$3,696

16.	STOCK BASED COMPENSATION

The terms of the Company’s stock based compensation plans are summarized in notes 15 and 19 to the 2008 Audited Consolidated Financial Statements.

Share Incentive Plans
During the three and six months ended June 30, 2009, the Company, before considering stock based compensation of subsidiaries described below, recognized stock based compensation expense of $146,000 and $494,000, respectively (2008 – $388,000 and $769,000) related to share based compensation arrangements.

For the six months ended June 30,	2009	2008
Share option plan	$226	$415
Deferred share unit plan	268	354
	$494	$769

DUNDEE CORPORATION

Share Option Plan
A summary of the status of the Company’s share option plan as at June 30, 2009 and December 31, 2008, and the changes during the periods then ended, are as follows:

		June 30, 2009		December 31, 2008
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of period	3,559,644	$6.63	3,864,644	$6.67
Exercised	(240,000)	$4.83	(275,000)	$7.39
Cancelled	(700,032)	$4.83	(30,000)	$4.95
Outstanding, end of period	2,619,612	$7.28	3,559,644	$6.63
Exercisable options	2,619,612	$7.28	3,268,644	$6.41

			Weighted
			Average
		Weighted	Remaining
	Options	Average	Contractual	Options
Exercise Price Range	Outstanding	Exercise Price	Life (Years)	Exercisable
$4.38 to $4.83	120,000	$4.38	2.40	120,000
$4.90 to $5.42	1,044,612	$4.98	1.07	1,044,612
At $9.17	1,455,000	$9.17	0.27	1,455,000

Share Incentive Plans and Other Stock Based Plans of DundeeWealth
During the three and six month periods ended June 30, 2009, DundeeWealth recognized stock based compensation expense of $4,459,000 and $8,977,000, respectively (2008 – $5,477,000 and $10,660,000) in respect of its share incentive arrangements.  As at June 30, 2009, DundeeWealth had granted 5,960,036 (December 31, 2008 – 6,984,960) options at a weighted average exercise price of $9.20 (December 31, 2008 – $9.06) of which 5,694,036 (December 31, 2008 – 5,811,636) were exercisable at June 30, 2009.  At June 30, 2009, DundeeWealth had granted awards for the future issuance of 2,072,211 common shares of DundeeWealth, which issuance is conditional on certain criteria being met, and it had granted an aggregate of 1,046,983 deferred share units.

Stock Option Plan of Eurogas Corporation
Eurogas has established a stock option plan for its directors, officers and employees.  As at June 30, 2009, Eurogas had granted 4,385,000 (December 31, 2008 – 5,205,000) options at a weighted average exercise price of $1.25 (December 31, 2008 – $1.21).  Eurogas also has a deferred share unit plan pursuant to which 435,000 (December 31, 2008 – 315,000) awards have been issued.

During the three and six months ended June 30, 2009, Eurogas recognized stock based compensation expense of $nil and $245,000, respectively (June 30, 2008 - $272,000 and $311,000) in respect of outstanding share options.  In addition, in the second quarter of 2009, Eurogas granted 120,000 deferred share unit awards and recorded stock based compensation expense of $61,000.

DUNDEE CORPORATION

Stock Option Plan of Eurogas International
On June 15, 2009, the Board of Directors of Eurogas International approved the issuance of 600,000 stock options at an exercise price of $0.05 per option, to the directors of the Corporation.  Aggregate stock based compensation expense in respect of these stock option awards was $6,000 (2008 - $nil).

Stock Based Compensation of Dundee Realty
The non-controlling shareholder of Dundee Realty has been granted an option through the issuance of a class of Dundee Realty shares that will enable the non-controlling shareholder to acquire additional shares of Dundee Realty over a six-year period at a cost of approximately $10,700,000.  If exercised, the option will increase the non-controlling shareholder’s interest to 30%.  The option will vest in equal annual installments over the six-year period which commenced in 2006 and is subject to the non-controlling shareholder remaining an employee of Dundee Realty.  During the three and six months ended June 30, 2009, Dundee Realty recognized stock based compensation expense of $32,000 and $64,000, respectively (2008 – $61,000 and $123,000) in respect of this option arrangement.

17.	INCOME TAXES

The Company's income tax provision from continuing operations differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rate as a result of the following:

		Three months		Six months
	2009	2008	2009	2008
Anticipated income tax expense (recovery) based on a combined Canadian federal and provincial
statutory income tax rate of 33% (2008 - 33.5%)	$23,717	$11,856	$17,901	$(7,311)

Non deductible expenses	4,125	4,879	8,673	8,112
Non taxable dilution (gains) losses	(153)	629	(236)	488
Change in valuation allowance	(551)	(29)	(897)	(1,530)
Remeasurement of future income taxes	(4,865)	(910)	(4,755)	2,767
Net income tax benefits not previously recognized	(1,135)	(750)	(2,533)	(750)
Other	979	3,563	745	1,024
Income tax expense	$22,117	$19,238	$18,898	$2,800

Significant components of the Company's future income tax assets and liabilities as at June 30, 2009 and December 31, 2008 are as follows:

	June 30, 2009	December 31, 2008
Future income tax assets
Tax loss carry forwards	$148,043	$184,838
Capital assets	17,576	16,346
Investment portfolio, including equity accounted investments	16,049	-
Accrued liabilities	11,201	10,838
Non deductible reserves	5,139	6,370
Other comprehensive income	430	5,618
Other	5,483	5,525
	203,921	229,535
Valuation allowance	(15,261)	(17,131)
Total future income tax assets	188,660	212,404
Future income tax liabilities
Deferred sales commissions	71,211	73,770
Management contracts	101,343	101,885
Investment portfolio, including equity accounted investments	-	5,068
Real estate assets	4,459	12,769
Funds under administration	3,482	3,857
Other	26,562	18,079
Total future income tax liabilities	207,057	215,428
Net future income tax liabilities	$18,397	$3,024

DUNDEE CORPORATION

Future income tax assets arise from available income tax loss carry forwards from current and prior years and future income tax deductions.  A valuation allowance is recorded in respect of future income tax assets when management believes it is more likely than not that some or all of the future tax assets will not be realized.  After consideration of estimated future taxable income, expected reversal of future tax liabilities, the nature of the future tax assets and potential tax planning strategies, the Company has determined that a valuation allowance of $15,261,000 (December 31, 2008 – $17,131,000) is required in respect of its future income tax assets as at June 30, 2009.

As at June 30, 2009, the Company and its subsidiaries had operating loss carry forwards of $509,236,000 (December 31, 2008 – $633,695,000).  In addition, DundeeWealth has a taxable capital loss at June 30, 2009 of $49,805,000 in respect of its sale of a subsidiary in 2007.  While the tax benefit of $14,500,000 in respect of this taxable capital loss was not recognized in the consolidated financial statements, the loss can be carried forward indefinitely to offset future capital gains.

The following table details taxable capital losses and operating loss carry forwards by year of expiry.

Year of Expiry:
2009	$103
2010	2,746
2011	5,034
2012	-
2013	-
Thereafter	551,158
$559,041

18.	NET EARNINGS (LOSS) PER SHARE

(in thousands of Canadian dollars, except weighted average number of shares outstanding and per share amounts)
		Three months		Six months
For the three and six months ended June 30,	2009	2008	2009	2008
Net earnings (loss) available to Subordinate and Class B Shareholders
Class B ShareholdersContinuing operations	$29,873	$6,585	$21,629	$(9,748)
Discontinued operations	$-	$-	$-	$69
Weighted average number of shares outstanding	74,249,611	74,926,448	74,246,632	75,251,405
Basic earnings (loss) per share
Continuing operations	$0.40	$0.09	$0.29	$(0.13)
Discontinued operations	$-	$-	$-	$-
Basic earnings (loss) per share	$0.40	$0.09	$0.29	$(0.13)
Effect of dilutive securities to available net earnings (loss)
Continuing operations	$(829)	$(710)	$(531)	$-
Discontinued operations	$-	$-	$-	$-
Effect of dilutive securities to weighted average
number of shares outstanding	1,002,594	2,454,625	1,004,033	-
Diluted earnings (loss) per share
Continuing operations	$0.39	$0.08	$0.28	$(0.13)
Discontinued operations	$-	$-	$-	$-
Diluted earnings (loss) per share	$0.39	$0.08	$0.28	$(0.13)

DUNDEE CORPORATION

19.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

Risks Associated with Financial Instruments
The Company’s financial instruments are exposed to market risk, credit risk and liquidity risk.  Detailed disclosures on the Company’s financial instruments are included in note 22 to the 2008 Audited Consolidated Financial Statements and in the Managing Risk section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2008.

The following table illustrates the Company’s financial instruments which are recorded on the consolidated balance sheet at fair value and are exposed to fair value risk.  The table demonstrates the sensitivity of the Company’s earnings before taxes and other comprehensive income (“OCI”) before taxes, net of associated expenses, for the six months ended June 30, 2009 to reasonably possible changes in fair value of those instruments.  Amounts illustrated are presented before providing for allocation of earnings or OCI to non-controlling interests.

Earnings before taxes and OCI before taxes, net of associated expenses, for the six months ended June 30, 2009

			Effect of 3%
		Effect of 3%	absolute
		absolute	change in
		change in	fair value on
		fair value on	other
	Carrying	earnings	comprehensive
	value	before taxes	income (i)
Trading securities owned, net of trading securities sold short	$322,764	$9,311	n/a
Available-for-sale securities (ii):
Collateralized loan obligations (iii)	7,144	214	n/a
Mutual fund investments managed by a subsidiary	82,803	n/a	$2,484
Other portfolio investments	80,350	n/a	2,411
(i)	Before taxes.
(ii)	Other-than-temporary impairments in the fair value of AFS securities are recorded in net earnings.
(iii)
During the first half of 2009, the decline in fair values related to collateralized loan obligations was considered an other-than-temporary impairment and therefore, changes in fair values are charged to net earnings.

The Company also incurs fair value risk in its Exchangeable Debentures (note 11).  The carrying value of the Exchangeable Debentures is adjusted in the consolidated financial statements to reflect the market value of the underlying Dundee REIT units, provided that such adjustment does not result in a carrying value that is below the principal value of the Exchangeable Debentures outstanding.  Any change in the carrying value of the Exchangeable Debentures resulting from such adjustment is recorded in net earnings.  At June 30, 2009, the Exchangeable Debentures were carried at their principal value.

The Company incurs interest rate risk and currency risk related to its portfolio of CLO investments.  Additional details of the CLO investments are discussed below under the “Specific Risks Associated with Operating Segments – Wealth Management” section.  The following table demonstrates the sensitivity of the Company’s earnings before taxes for the six months ended June 30, 2009, to reasonably possible changes in market interest rates and foreign exchange rates.  The foreign exchange rate portion of the table reflects the effect of a revised average exchange rate used to translate the related investment income which is reflected in net earnings.

Earnings before taxes for the six months ended June 30, 2009
	Effect on earnings before taxes assuming 50 basis point absolute change in market interest rates	Effect on earnings before taxes assuming an absolute 3% change in foreign exchange rates

U.S. dollars	$172	$116
Euros	$22	$30

DUNDEE CORPORATION

DundeeWealth borrowed in U.S. and Euro currencies in order to economically protect itself against foreign exchange fluctuations in its foreign-currency-denominated CLO investments. DundeeWealth has elected not to apply hedge accounting to these strategies.

The Company also incurs interest rate risk through its variable rate corporate debt and client account margin loans and credit balances and, to a lesser extent, cash and cash equivalents and amounts related to securities borrowing activities.  In general, for every 50 basis point change in market interest rates, earnings before taxes and non-controlling interest related to variable rate corporate debt, excluding real estate debt, for the six months ended June 30, 2009 would change by approximately $509,000.  In general, for every 50 basis point change in market interest rates, earnings before taxes related to client account margin loans and credit balances for the six months ended June 30, 2009 would change by approximately $433,000.  The Company’s exposure to its variable rate real estate debt is discussed under the “Specific Risks Associated with Operating Segments – Real Estate” section.

DundeeWealth incurs currency risk primarily on its U.S. dollar and Euro denominated CLOs and its $500,000,000 revolving term credit facility to the extent that it is drawn in U.S. dollars and Euros.  DundeeWealth’s exposure to currency risk related to its foreign-currency-denominated debt is illustrated in the following table, which demonstrates the sensitivity of earnings before taxes and non-controlling interest to a reasonably possible change in U.S. dollar and Euro exchange rates, with all other variables held constant.  The effect on earnings before taxes reflects (i) the revaluation of the debt at June 30, 2009 using a revised spot rate and (ii) the effect of a revised average exchange rate used to translate the related interest expense for the six months ended June 30, 2009.

Earnings before taxes for the six months ended June 30, 2009
Effect on earnings before taxes
assuming an absolute 3% change in exchange rates
U.S. dollars	$1,390
Euros	$1,125

Assets under management (“AUM”) are exposed to various forms of market risk, including, but not limited to, fair value risk, interest rate risk and currency risk.  DundeeWealth does not quantify its exposure to these risks in isolation; however, in general, for every 3% change in the net asset value of AUM, earnings before taxes and non-controlling interest, defined as revenues less trailer service fees, for the six months ended June 30, 2009 would change by approximately $3,920,000, before accounting for any changes in performance fees that may be generated by such a change in fair value.

The following table, which includes a breakdown of June 30, 2009 AUM by asset type and base currency, provides additional insight regarding DundeeWealth’s exposure to various forms of market risk.

AUM by Asset Type			AUM by Base Currency
Equity	$21,548,000	Canadian dollars		$21,860,000
Fixed income and cash	8,288,000	U.S. dollars		5,851,000
		Other		2,125,000
Total	$29,836,000	Total		$29,836,000

DundeeWealth also incurs market risk through its exposure to fluctuations in assets under administration (“AUA”).  Adverse global market conditions may impact the Company’s AUA and net earnings through a reduction in client trading and underwriting activity.  While DundeeWealth does not quantify its exposure to these risks in isolation, it does monitor the portion of its AUA of $16.8 billion which is subject to trailer fees and therefore directly impacts trailer fee revenue.  In general, for every 3% change in the net asset value of AUA invested in mutual funds, earnings before taxes and non-controlling interest, net of associated expenses, for the six months ended June 30, 2009 would change by approximately $291,000.

DUNDEE CORPORATION

Credit Risk
The Company manages its credit risk in certain types of trading activities through the establishment of aggregate limits by individual counterparty, reviewing security and loan concentrations and marking to market collateral provided on certain transactions.  For the six months ended June 30, 2009, and historically, the Company has not incurred any material loss arising from a counterparty default.

Additionally, the real estate segment manages its exposure to credit risk by attracting tenants and land buyers of sound financial standing, diversifying its mix of tenants and ensuring adequate security has been provided in support of loans.

Liquidity Risk
The following table summarizes the maturity profile of the Company’s financial liabilities as at June 30, 2009.

	Carrying Amount	Contractual Term to Maturity
Bank indebtedness (note 9)	$13,688	No fixed term to maturity
Accounts payable and accrued liabilities	211,456	Typically due within 20 to 90 days
Client deposits and related liabilities (note 10)	513,392	Due on demand
Corporate debt (i) (note 11)	381,378	Subject to term facilities
Series 1 preference shares, DundeeWealth (note 12)	153,140	Retractable by the holder after March 13, 2017
Preference shares, series 1 (note 12)	147,546	Retractable by the holder after June 30, 2016
Total	$1,420,600
(i)      Contractual term to maturity related to the real estate debt is disclosed below under the “Specific Risks Associated with Operating Segments – RealEstate” section.

Specific Risks Associated with Operating Segments

Wealth Management

Restructured Asset-Backed Commercial Paper
At December 31, 2008, DundeeWealth held ABCP with a par value at maturity of $379,425,000.  On January 21, 2009, as part of the restructuring plan granted by the Superior Court of Ontario, DundeeWealth exchanged its ABCP for longer-term, FRNs designed to match the maturities of the underlying assets.  At closing, DundeeWealth received $145,739,000 MAV2 Class A-1 notes, $123,577,000 MAV2 Class A-2 notes, $22,433,000 MAV2 Class B notes, $9,023,000 MAV2 Class C notes, $26,827,000 MAV2 IA tracking notes, $14,152,000 MAV3 IA tracking notes and $29,600,000 MAV3 TA tracking notes.  Following the completion of the restructuring plan, DundeeWealth received accrued interest of $16,842,000 in respect of its ABCP holdings which, when received, was recorded as a reduction in the carrying value of DundeeWealth’s investment in ABCP.  DundeeWealth has classified the FRNs as held-for-trading.

Subsequent to the restructuring, DundeeWealth received additional accrued interest of $92,000 and principal repayments of $25,829,000, which were also recorded as reductions in the carrying value of the FRNs since the restructuring.  The principal repayments included $24,430,000 in respect of the MAV3 TA tracking notes held by DundeeWealth, and $1,398,000 in respect of DundeeWealth’s investments in MAV2 IA and MAV3 IA tracking notes.

There are currently no market quotations available for the FRNs.  Consistent with methodologies applied to determine fair value of these financial assets at December 31, 2008, DundeeWealth applied a valuation approach using publicly available information to determine the type and characteristics of assets in each of the affected trusts.  Using a valuation technique, DundeeWealth assigned values to each asset type, after which an overall dollar weighted average valuation across all FRNs was then calculated. DundeeWealth’s determination of fair value of traditional assets continues to be based primarily on discussions with third party dealers or, where available, the most recent trading prices of similar securities.  As proxy for the fair value of hybrid securitized assets, DundeeWealth considered credit indices on structured finance products including the

DUNDEE CORPORATION

ABX, TABX and CMBX indices.  Fair value of leveraged and unleveraged corporate CDOs is determined using a pricing model which requires inputs of initial and current credit spreads, a risky annuity and a leverage factor.

At June 30, 2009, DundeeWealth determined that the fair value of the FRNs was $172,761,000, reflecting market appreciation of $46,047,000 over their carrying value.  This represents a discount of 50% from their par value of approximately $345,521,000.  This increase in fair value was recorded in net earnings as a “fair value adjustment”.  Leveraged and unleveraged corporate CDOs represent approximately 70% of the assets underlying the FRNs.  Credit spreads, which impact the value of leveraged and unleveraged corporate CDOs, declined considerably in the second quarter of 2009 from their highest point in March 2009.  Generally, the fair value of this asset class is expected to decline in periods of increasing credit spreads, and correspondingly increase in periods of tightening or decreasing credit spreads.  Generally and with all other factors remaining constant, including the vintage of assets, a 10 basis point change in credit spreads may result in an approximate 4% change in the value of these assets.  However, leverage on CDO assets may create a non-linear change in market value for corresponding changes in credit spreads.

There is no assurance that the pricing of these FRNs will not increase or decline in future periods or that the FRNs will trade at a market value which is the same as their fair value.  Furthermore, there is no assurance that DundeeWealth’s investment will trade at a value equivalent to the fair value of the FRNs.  As a result of these uncertainties, and the fact that DundeeWealth’s valuation methodology was based on incomplete information, these estimates may change materially in subsequent reporting periods.

Collateralized Loan Obligations
At June 30, 2009, DundeeWealth held 27 positions in CLOs, including U.S. dollar denominated CLOs with a par value of US$88,550,000 and Euro denominated CLOs with a par value of €15,500,000.  For the three and six months ended June 30, 2009, DundeeWealth earned interest of $2,224,000 and $4,880,000, respectively (2008 – $3,439,000 and $6,777,000) from its portfolio of CLO investments.  This interest has been included in investment income in the Company’s statements of operations.

During the first half of 2009, the credit quality of the loans supporting DundeeWealth’s CLO investments continued to deteriorate.  In addition, a number of factors continued to exert downward pressure on CLO pricing which resulted in limited trading, despite the significant supply of CLO products.  Based on its analysis, DundeeWealth determined that there was objective evidence of increasing financial difficulty within the collateral supporting each CLO investment.  As a result, DundeeWealth determined that its CLO investments continued to be impaired on an other-than-temporary basis.  During the three and six months ended June 30, 2009, DundeeWealth recognized a fair value adjustment of $455,000 and $9,501,000, respectively, against the carrying value of its CLO investments which has been included in net earnings as a “fair value adjustment”.  However, given the current economic environment and potential variability of the various measures used to assess credit quality of the loans supporting the CLO investments, material changes in DundeeWealth’s valuation of the CLOs may result in future periods.

Real Estate

Interest Rate Risk
The Company incurs interest rate risk through the real estate segment’s variable rate real estate debt.  This exposure arises principally on changes in Canadian dollar interest rates.  In general, for every 50 basis point change in market interest rates, earnings before taxes related to variable rate real estate debt for the six months ended June 30, 2009 would change by approximately $289,000 and inventory costs would change by approximately $431,000.

Liquidity Risk
The following table summarizes the scheduled principal repayments and debt maturities in respect of real estate debt.

DUNDEE CORPORATION

		Demand Revolving
Principal Repayments	Mortgages	Credit Facilities	Land Mortgages	Housing Advances	Term Debt	TOTAL
2009	$2,842	$62,408	$12,698	$42,547	$40	$120,535
2010	1,788	-	3,833	300	891	6,812
2011	719	-	808	75	1,210	2,812
2012	569	-	8	-	1,358	1,935
2013	600	-	150	-	1,421	2,171
2014 and thereafter	18,266	-	335	-	16,010	34,611
TOTAL	$24,784	$62,408	$17,832	$42,922	$20,930	$168,876
Adjusted for:
Acquisition date fair value debt adjustment						(1,290)
Deferred financing						(136)
As at June 30, 2009						$167,450

Currency Risk
The Company’s real estate segment has entered into a foreign exchange forward contract to purchase a total of US$13,464,000 of currency at specific dates, which commenced on September 2, 2008 and ends on February 1, 2010.  The foreign exchange forward contract hedges the real estate segment’s exposure to foreign currency risk related to its future funding obligations for capital projects.  As of June 30, 2009, the balance to be purchased under this foreign exchange forward contract was US$1,496,000.  There is no ineffectiveness relating to this hedging relationship, therefore no amount of gain or loss was recognized in net earnings for the reporting period.  As determined using a derivative valuation model, a 3% change in foreign exchange rates would result in an approximate $52,000 adjustment to OCI before non-controlling interest for the six months ended June 30, 2009.

Resources

Interest Rate Risk
Eurogas incurs interest rate risk through its GICs and discounted notes and, to a lesser extent, its cash position.  The investments in GICs and discounted notes are designated as held-for-trading financial instruments and are measured at fair value.  As a result, the effect of interest rate changes are recognized in net income in the period incurred.  For every 50 basis point change in market interest rates, net earnings before income taxes related to GICs and discounted notes, for the six months ended June 30, 2009, would change by approximately $190,000.  Notes receivable are at fixed rates of interest and therefore are not subject to interest rate risk.

Currency Risk
Eurogas also has certain cash balances that are denominated in US dollars in order to facilitate US dollar transactions.  Eurogas does not incur significant currency risk in respect of these balances, as the amount of cash held in foreign currency is not significant.

Equity Accounted Investments
The various risk factors discussed above may impact the Company’s equity accounted investments and therefore impact future net earnings and OCI.  The Company, however, does not measure or monitor these risks in isolation.

Capital Management
The Company defines the capital that it manages as the aggregate of its shareholders’ equity and interest bearing debt, including outstanding preference shares.  Detailed disclosures of the Company’s capital, including its objectives when managing capital and regulatory capital requirements, are included in note 23 to the 2008 Audited Consolidated Financial Statements and in the Liquidity and Capital Resources section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2008.

20	COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Other than as disclosed below, there have been no substantive changes to the description and nature of commitments, contingencies and off-balance sheet arrangements from those described in note 24 to the 2008 Audited Consolidated Financial Statements.  The Company and its subsidiaries are defendants in various legal actions.  The Company intends to vigorously defend itself against these claims.  Although the ultimate outcome of these matters cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management, based on information currently available, that these are not material liabilities, adequate provisions have been made for any liabilities and the resolution of these matters will not have a material adverse effect on the financial position of the Company.

Land Purchase Agreements and Estimated Costs to Complete
Dundee Realty has commitments under land purchase agreements totalling $1,102,000 as at June 30, 2009 (December 31, 2008 – $2,832,000) which will become payable in future periods upon the satisfaction of certain conditions pursuant to these agreements.  Estimated costs to complete land and housing and condominium projects which have not been accrued at June 30, 2009 were $5,193,000 (December 31, 2008 – $8,265,000).

Wind Turbine Purchase Agreement
Dundee Realty has commitments under a wind turbine purchase agreement through its joint venture investment in the windmill development project for $1,495,000 which will become payable upon delivery and installation of certain equipment.

Joint Ventures and Co-ownerships
Dundee Realty may conduct its real estate activities from time to time through joint ventures with third party partners.  Dundee Realty is contingently liable for the obligations of the other owners of the unincorporated joint ventures in the amount of $24,273,000 as at June 30, 2009 (December 31, 2008 – $9,861,000).  The Company would have available to it the other venturers’ share of assets to satisfy the obligations, if any, that may arise.

DUNDEE CORPORATION

21.	SEGMENTED INFORMATION

Segmented Statements of Operations for the six months ended June 30, 2009 and 2008

	Wealth Management		Real Estate		Resources		Other Investments and Corporate Costs		Intersegment		TOTAL
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
SEGMENTED OPERATIONS
Revenues	$341,560	$448,695	$100,168	$99,625	$1,695	$1,182	$6,080	$8,507	$(4,197)	(5,953)	$445,306	$552,056
Expenses	279,880	355,891	73,494	71,563	2,850	2,191	2,657	6,143	(528)	(875)	358,353	434,913
	61,680	92,804	26,674	28,062	(1,155)	(1,009)	3,423	2,364	(3,669)	(5,078)	86,953	117,143
Less:
Depreciation, depletion and amortization	50,018	45,471	2,586	2,043	294	73	976	1,068	-	-	53,874	48,655
Interest expense	11,133	10,064	4,856	5,050	1,501	2,181	7,790	2,962	(5,305)	(6,714)	19,975	13,543
Share of losses (earnings) of equity accounted investees	-	-	1,768	(854)	(1,496)	(2,842)	-	-	-	-	272	(3,696)
Fair value adjustments	(36,546)	75,885	-	-	-	-	-	-	-	-	(36,546)	75,885
Foreign exchange (gain) loss	(4,216)	2,416	-	-	292	(1,512)	(229)	150	-	-	(4,153)	1,054
Unrealized gain on exchangeable debentures	-	-	-	-	-	-	-	(849)	-	-	-	(849)
OPERATING EARNINGS (LOSS) BEFORE
UNDERNOTED ITEMS	41,291	(41,032)	17,464	21,823	(1,746)	1,091	(5,114)	(967)	1,636	1,636	53,531	(17,449)
Non-controlling interest	(14,035)	17,467	(474)	(3,007)	791	416	-	-	-	-	(13,718)	14,876
NET EARNINGS (LOSS) BEFORE
NON-SEGMENTED ITEMS	27,256	(23,565)	16,990	18,816	(955)	1,507	(5,114)	(967)	1,636	1,636	39,813	(2,573)
Dilution gains (losses)											714	(4,375)
Income taxes											(18,898)	(2,800)
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	27,256	(23,565)	16,990	18,816	(955)	1,507	(5,114)	(967)	1,636	1,636	21,629	(9,748)
Earnings from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	-	69	-	-	-	-	-	-	-	-	-	69
NET EARNINGS (LOSS) FOR THE PERIOD	$27,256	$(23,496)	$16,990	$18,816	$(955)	$1,507	$(5,114)	$(967)	$1,636	$1,636	$21,629	$(9,679)
Segmented Statements of Assets as at June 30, 2009 and December 31, 2008

	Wealth Management		Real Estate		Resources		Other Investments and Corporate Costs		Intersegment		TOTAL
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	$234,715	$147,113	$10,053	$16,506	$1,639	$2,688	$1,460	$1,277	$-	$-	$247,867	$167,584
	374,769	374,769	-	-	-	-	-	-	-	-	374,769	375,967
	1,465,261	1,465,261	661,004	832,921	212,772	183,903	63,316	45,691	-	-	2,402,353	2,537,409
	$2,074,745	$1,997,974	$671,057	$849,427	$214,411	$186,591	$64,776	$46,968	$-	$-	$3,024,989	$3,080,960

DUNDEE CORPORATION

Segmented Statements of Operations for the three months ended June 30, 2009 and 2008

	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
SEGMENTED OPERATIONS
Revenues	$188,235	$233,544	$55,607	$49,112	$1,345	$653	$2,450	$3,668	$(2,017)	$(2,935)	$245,620	$284,042
Expenses	147,348	179,004	41,288	34,924	2,400	1,586	450	3,152	(275)	(438)	191,211	218,228
	40,887	54,540	14,319	14,188	(1,055)	(933)	2,000	516	(1,742)	(2,497)	54,409	65,814
Less:
Depreciation, depletion and amortization	25,081	23,314	1,336	1,090	279	24	492	452		-	27,188	24,880
Interest expense	4,367	4,502	2,781	2,520	716	1,101	2,803	2,325	(2,560)	(3,315)	8,107	7,133
Share of (earnings) losses of equity accounted investees	-	-	1,176	(214)	(2,867)	(3,822)	-	-	-	-	(1,691)	(4,036)
Fair value adjustments	(45,592)	-	-	-	-	-	-	-	-	-	(45,592)	-
Foreign exchange (gain) loss	(5,064)	(474)	-	-	292	(1,498)	(241)	(38)	-	-	(5,013)	(2,010)
Unrealized gain on exchangeable debentures	-	-	-	-	-	-	-	(342)	-	-	-	(342)
OPERATING EARNINGS (LOSS) BEFORE
UNDERNOTED ITEMS	62,095	27,198	9,026	10,792	525	3,262	(1,054)	(1,881)	818	818	71,410	40,189
Non-controlling interest	(21,528)	(8,119)	855	(1,650)	791	201	-	-	-	-	(19,882)	(9,568)
NET EARNINGS (LOSS) BEFORE
NON-SEGMENTED ITEMS	40,567	19,079	9,881	9,142	1,316	3,463	(1,054)	(1,881)	818	818	51,528	30,621
Dilution gains (losses)											462	(4,798)
Income taxes											(22,117)	(19,238)
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	40,567	19,079	9,881	9,142	1,316	3,463	(1,054)	(1,881)	818	818	29,873	6,585
Earnings from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-
NET EARNINGS (LOSS) FOR THE PERIOD	$40,567	$19,079	$9,881	$9,142	$1,316	$3,463	$(1,054)	$(1,881)	$818	$818	$29,873	$6,585

DUNDEE CORPORATION

22	FUTURE ACCOUNTING CHANGES

Financial Instruments – Disclosures
In June 2009, the Canadian Accounting Standards Board (“AcSB”) incorporated the recent amendments to International Financial Reporting Standards (“IFRS”) 7, “Financial Instruments: Disclosures”, into CICA Handbook Section 3862, “Financial Instruments – Disclosures”.  The amendments introduce a three level fair value disclosure hierarchy that distinguishes fair value measurements by the significance of the inputs used.  In addition, the amendments require enhanced disclosures regarding the nature and extent of liquidity risk arising from financial instruments to which an entity is exposed.  The amendments are applicable to the Company’s annual financial statements beginning with fiscal 2009.  Comparative information is not required in the year of adoption.  The Company is currently evaluating the impact of the adoption of these amendments.

Business Combinations
In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-controlling Interests”.  These sections replace the former CICA Handbook Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary.

CICA Handbook Section 1582 establishes standards for the accounting of a business combination.  It provides the Canadian equivalent to IFRS 3, “Business Combinations” (January 2008).  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.  CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of IFRS IAS 27, “Consolidated and Separate Financial Statements” (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption of these sections is permitted as of the beginning of a fiscal year.  All three sections must be adopted concurrently.  The Company is currently evaluating the impact of the adoption of these sections.

International Financial Reporting Standards
In February 2008, the CICA Accounting Standards Board confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS in calendar year 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there may be significant differences on recognition, measurement and disclosure that may materially impact the Company's consolidated financial statements.

The implementation of IFRS will apply to the Company's interim and annual financial statements beginning on January 1, 2011, including the restatement of comparative amounts for 2010.  As a result, the Company has established an IFRS implementation committee with a mandate to oversee the conversion process, including any impact that the conversion may have on business practices, systems and internal controls over financial reporting.  The IFRS implementation committee consists of senior management from accounting and finance, internal audit, information technology, and business operations.  During 2008, the implementation committee completed an initial analysis of the significant differences between IFRS and the Company's current accounting policies, including an assessment of the impact of various accounting alternatives offered pursuant to IFRS.  The implementation committee also implemented an education program for key employees responsible for financial reporting.  Key elements of the IFRS conversion process that are currently in progress include, but are not limited to:

•	A detailed assessment of key differences between IFRS and the Company's current accounting policies and the related impact on business activities.

•
A detailed assessment of the application of IFRS 1 “First-time Adoption of International Financial Reporting Standards”, which provides guidance for an entity’s initial adoption of IFRS, and provides for limited optional exemptions in specified areas of certain IFRS standards.

•	The development of solutions to address identified issues and documentation of recommended accounting policies.

•	The development of an ongoing education program for key employees responsible for financial reporting.

•	The review and preparation of IFRS disclosure requirements.

As the Company continues to assess the impact of IFRS adoption on its business activities, processes and accounting policies, it will implement a communication strategy, as appropriate, aimed at all stakeholders, including employees, rating agencies, and shareholders, to assist in their understanding of its transition to IFRS.  Additionally, the IFRS implementation committee will continue to revisit the conversion plan and accordingly, changes to the plan may be required, as more information on the Company’s adoption of IFRS becomes known.

DUNDEE CORPORATION